signature eyewear annual report

INC





F

ARIS

P.E.
12-31-05

R A

M E S

2 0 0 5

S I G N A

T U R E E Y

E W E A R

20/100 20/70 20/50 20/40 20/30 20/20 20/15


nicole miller
new york

Sunwear by Signature

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2006
WASH. D.C. 185 SECTION

Form 10-K

For Annual and Transition Reports Pursuant to Sections 13 or 15(D) of the Securities Exchange Act of 1934

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED OCTOBER 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM ______________ TO ______________

COMMISSION FILE NUMBER: 0-23001

SIGNATURE EYEWEAR, INC.
(Exact name of Registrant as Specified in its Charter)

CALIFORNIA	**95-3876317**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

498 NORTH OAK STREET
INGLEWOOD, CALIFORNIA 90302
(Address of Principal Executive Offices, including ZIP Code)

(310) 330-2700
Registrant's Telephone Number, Including Area Code

Securities Registered Pursuant to Section 12(B) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
	None

Securities Registered Pursuant to Section 12(G) of the Act:
Common Stock, $.001 Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

On January 13, 2006, the Registrant had 6,301,889 outstanding shares of Common Stock, $.001 par value. The aggregate market value of the 3,090,863 shares of Common Stock held by non-affiliates of the Registrant as of January 13, 2006 was $2,318,150.

DOCUMENTS INCORPORATED BY REFERENCE

If the following documents are incorporated by reference, briefly describe them and identify the part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: Proxy Statement (Part III)

Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☒

PART I

The discussions in this Report contain forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in "Factors That May Affect Future Results" in Item 7, as well as elsewhere in this Report. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by "Factors That May Affect Future Results." Those forward-looking statements relate to, among other things, the Company's plans and strategies, new product lines, relationships with licensors, distributors and customers, and the business environment in which the Company operates.

Item 1 — Description of Business

General

Signature Eyewear, Inc. ("Signature" or the "Company") designs, markets and distributes prescription eyeglass frames and sunglasses primarily under exclusive brand name licenses from third parties. In fiscal 2005 the Company's lines included Laura Ashley Eyewear, bebe eyes, Nicole Miller Eyewear, Hart Schaffner Marx Eyewear, Hummer Eyegear and Dakota Smith Eyewear, as well as its proprietary Signature line.

The Company distributes its products (1) to independent optical retailers in the United States, primarily through its national direct sales force and independent sales representatives, (2) to national and regional optical retail chains; (3) internationally, primarily through exclusive distributors in foreign countries and a direct sales force in Western Europe; and (4) through selected distributors in the United States.

The Company returned to profitability in fiscal 2005, reporting net income of $1.6 million as compared to a net loss of $371,000 in fiscal 2004. The Company was able to accomplish this improvement by increasing revenues and gross margins. Revenues grew from $23.6 million in fiscal 2004 to $25.0 million in fiscal 2005 due primarily to $1.9 million of increased sales to independent optical retailers. The Company had a $1.1 million decrease in product returns, due primarily to a decrease in product return rate as a percent of gross sales, from 18% in fiscal 2004 to 14% in fiscal 2005.

The Company was incorporated in California in 1983. Its principal executive offices are located in Inglewood, California.

Business Strategy

The Company's strategy in fiscal 2006 is to continue to increase revenues and gross profit margin while reducing costs. The Company will have to replace revenues previously generated from its Eddie Bauer Eyewear line, which terminated as of December 31, 2005 as the Company did not exercise its renewal option. The Company's plan to increase revenues includes the following:

- continue to build the direct sales force in the United States to increase sales to independent optical retailers, including optometrists, opticians and ophthalmologists, which sales have higher gross margins than sales to optical retail chains;
- increase efforts to sell to mid-size optical retail chains which are less likely to manufacture their own private label eyewear than the large national optical retail chains historically targeted by the Company and are not experiencing consolidation like the national chains;
- increase sales of Hummer Eyegear, which was introduced in March 2005;
- expand sales of sunwear to department stores and sun specialty retailers;

- acquire additional brand names for optical and sunwear licenses;

- reverse the decline in international sales by engaging new distributors and developing the market in Latin and South America; and

- continue to focus on unique frame design, quality control and quality assurance, as the Company believes that the prescription eyewear frame market is a "product-driven" business, where the quality and styling, in addition to brand name recognition, are the principal factors in generating sales.

Products

The Company's products include ophthalmic frames and sunwear. The following table provides certain information about the market segments, introduction dates and approximate retail prices of the Company's products as of the date of this Form 10-K.

Brand Name/Segment	Customer Gender/Age	Introduction Date	Approximate Retail Prices(1)
Licensed Brands			
Laura Ashley			
Prescription	Women	1992	$125-$180
Sunwear	Women	1993	$90 -$100
bebe eyes			
Prescription	Women	2000	$100-$200
Hart Schaffner Marx			
Prescription	Men	1996	$95-$180
Hummer Eyegear			
Prescription	Men/Women	2005	$125-$175
Sunwear	Men/Women	2005	$100-$250
Nicole Miller			
Prescription	Women	1993	$120-$175
Sunwear	Women	1993	$75-$125
Dakota Smith			
Prescription	Unisex	1992	$90-$150
Sunwear	Unisex	1992	$75-$125
House Brands			
Signature Collection	Men/Women	1999	$70-$120

(1) Retail prices are established by retailers, not the Company.

Frame Design. The Company's frame styles are developed by its in-house design team, which works in close collaboration with many respected frame manufacturers throughout the world to develop unique designs and technologies. Initially, each of the Company's frame designers works individually with a factory to develop new design concepts. Once the factory develops a prototype, the designer presents the style to the Company's frame committee for review. Once approved, Signature then contracts with the factory to manufacture the style. By these methods, Signature is able to choose the strengths of a variety of factories worldwide and to avoid reliance on any one factory. To assure quality, Signature's designers continue to work closely with the factory at each stage of a style's manufacturing process.

The Company's metal frames generally require over 200 production steps to manufacture, including hand soldering of bridges, fronts and endpieces. Many of the Company's metal frames take advantage of modern technical advances, such as thinner spring hinges (which flex outward and spring back) and lighter metal alloys, both of which permit the manufacture of frames which are thinner and lighter while retaining strength. The Company also takes advantage of technical advances in plastic frames, such as laminated plastics that are layered in opposing or complementary colors, and extra-strong plastics that can be cut extremely thin.

Quality Control. The Company uses manufacturers it believes are capable of meeting its criteria for quality, delivery and attention to design detail. Signature specifies the materials to be used in the frames, and approves drawings and prototypes before committing to production. The Company places its initial orders for each style approximately six months before the style is released, and requires the factory to deliver several advance shipments of samples. The Company's quality committee examines all sample shipments. This process provides sufficient time to resolve problems with a style's quality before its release date. The Company's quality committee examines all sample shipments to ensure ongoing quality standards. If, at any stage of the quality control process, frames do not meet the Company's quality standards, then the Company returns them to the factory with instructions to improve the specific quality problems. Historically, the Company has had a low defective frame rate and the manufacturers share in the cost of replacing defective frames.

Marketing, Merchandising And Sales Programs. Signature produces marketing, merchandising and sales promotion programs to help optical retailers, as well as the Company's sales representatives, promote sales. For optical retailers, the Company develops unique in-store displays. The Company creates presentation materials, marketing bulletins and other sales tools to facilitate professional presentations by its sales representatives. The Company motivates it sales representatives by sales contests and weekly audio presentations.

Laura Ashley Eyewear

The Company introduced Laura Ashley Eyewear in 1992. With net sales of $5.8 million in fiscal 2005, the Laura Ashley Eyewear Collection remains one of the leading women's brand-name collections. Like Laura Ashley clothing and home furnishings, Laura Ashley Eyewear has been designed to be feminine and classic, and fashionable without being trendy. The hallmark of Laura Ashley Eyewear is its attention to detail, and the collection is known for its unique designs on the temples of the frames. The collection's strategy is to extend its product selection to reach a broader audience within the feminine eyewear niche.

Signature's in-house merchandising team has conceptualized and designed brand new Laura Ashley point of purchase display items for 2005. The new displays feature hanging fabric banners, fabric coated displays and Victorian era clutch cases. These pieces offer retailers multiple merchandising options for covering large and small spaces. The clutch cases are also complimentary with each frame purchase and therefore encourage frame sales when on display.

The Company has the exclusive right to market and sell Laura Ashley Eyewear through a license with Laura Ashley entered into in May 1991. The license covers a specified territory including the United States, the United Kingdom and certain other countries. The Laura Ashley license is automatically renewed annually through January 2008 so long as the Company is not in breach of the license agreement and the royalty payment for the prior two contract years exceeds the minimum royalty for those years. Laura Ashley may terminate the license before its term expires under certain circumstances, including a material breach of the license agreement by the Company, if management or control of the Company passes from the present managers, shareholders or controllers to other parties whom Laura Ashley may reasonably regard as unsuitable, or if minimum sales requirements are not met in any two years. The Company did not meet the minimum sales requirement for the license years ended January 2003, 2004 and 2005, but Laura Ashley waived noncompliance.

bebe Eyes

The "bebe look," with its signature hint of sensuality, appeals to hip, sophisticated women who seek current fashion trends interpreted to suit their style and budget. The bebe eyes eyewear collection captures the spirit of the bebe brand through sexy, provocative eyewear and sunwear styles with bold colors and logo accents. In fiscal 2005, the Company launched prescription sunwear as well as petite-fitting optical styles within the collection. Eye-catching point-of-purchase displays feature distinctive on-model imagery and frame displays.

The Company has the exclusive right to market and sell bebe eyes in the United States, Canada and a number of other countries pursuant to a license agreement the Company entered into in September 1999 with bebe stores, inc. The license expires in June 2006. The license agreement contains minimum annual net sales requirements and minimum quarterly and annual royalty requirements. Bebe may terminate the license before its stated expiration under certain circumstances, including if the Company materially breaches the license agreement, or if, without the prior approval of bebe, 50% or more or the outstanding Common Stock of the Company is acquired by either: (1) a women's apparel company or (2) another person and the financial and operational condition of the Company is impaired or such other person makes or proposes to make material changes in the key management personnel in charge of the license.

Nicole Miller Eyewear

Nicole Miller Eyewear is targeted at the sophisticated, style-conscious modern woman who creates her own fashion trends in a fun, whimsical way. Created in New York City by the designer of the same name, Nicole Miller clothing feature colorful designs with interesting shapes, without being pretentious or extreme. The Nicole Miller Eyewear collection captures the spirit of this exciting brand, with colorful designs and interesting shapes that represent a balanced blend of youthful energy and sophistication. Most styles of Nicole Miller Eyewear prescription eyewear frames are available either as prescription eyewear or as sunwear, and many are available with lenses in designer colors. In addition to the core Nicole Miller New York line, the Company intends to add a luxury grouping under the label Nicole Miller Collection to complement Nicole Miller's expansion into the high-end segment of its business during the past two years. The new luxury collection will allow the Company to expand its design statement, as well as its channels of distribution.

The current license agreement for Nicole Miller Eyewear expires in March 2006. The Company has entered into a new license agreement for Nicole Miller Eyewear that becomes effective upon termination of the current license agreement and has an initial term of three years (through March 31, 2009). The Company may renew the license for one additional three-year term (through March 31, 2012) provided it generates specified level of sales in the third license year and is not in default under the license. Under the license, Signature has the exclusive right to market and sell frames and sunglasses using the Nicole Miller trademark throughout the world, but excluding Japan. The license agreement contains minimum annual royalty requirements and minimum annual sales requirements for each of frames and sunglasses. The licensor may terminate the license agreement before its stated term upon material breach by Signature.

Hart Schaffner Marx Eyewear

Hart Schaffner Marx Eyewear is the distinctively masculine collection targeted at men who seek quality, comfort and fit. Hart Schaffner & Marx, a subsidiary of Hartmarx Corporation and a leading manufacturer of tailored clothing, has an image of enduring quality, and is a recognized name among men who purchase apparel in the medium to high price range. Because men are generally concerned about both function and fashion, the frames contain features that enhance their durability. The highest quality components are utilized for each style and unique accents of garment patterns and leather inlays offer a distinctive touch. Select styles feature titanium, a material renowned for its strength and lightweight qualities. The collection is designed to fit a broad spectrum of men, and selected styles have longer temples and larger sizes than those generally available.

The Company has the exclusive right to market and sell Hart Schaffner Marx Eyewear in the United States through a license with Hart Schaffner & Marx entered into in January 1996. The license agreement gives the Company the right of first refusal to sell Hart Schaffner Marx Eyewear in any additional countries. The license agreement contains minimum annual net sales and minimum annual royalty requirements. The license expires December 31, 2008, and may be renewed for three-year terms by the Company in perpetuity provided the Company is not in default under the license agreement. Hart Schaffner & Marx may terminate its license with the Company before the expiration of its term if (1) someone acquires more than 50% of the Company's outstanding voting securities, or (2) the Company fails to perform its material obligations under the license agreement.

Hummer Eyegear

In July 2004 the Company obtained from General Motors Corporation the exclusive license to market and sell Hummer Eyegear in the United States, Canada, Mexico, Australia and most countries in Europe, Asia and Africa. Hummer Eyegear differentiates itself by drawing from the unique image of strength, independence and confidence that Hummer embodies. Hummer Eyegear includes optical and sunwear styles, made from durable, innovative lens technology, innovative materials and bold, stylish designs.

The license agreement expires on December 31, 2007, and is renewed for a two-year term if the Company is in compliance with the license agreement and met the minimum royalty requirement. The license agreement contains minimum annual royalty requirements. The licensor may terminate the license for any material breach of either the license agreement or if the Company does not obtain the prior approval of the licensor for any change in the ownership, control of direction of the Company's business.

Dakota Smith Eyewear

Dakota Smith Eyewear targets men and women with eclectic designs that capture the American spirit. The Dakota Smith brand is a compelling blend of Santa Fe spirit, Western swagger and Route 66 style. The collection features high quality titanium eyewear and sunwear at an affordable price matched by few collections in the industry. Dakota Smith sunwear features superior polarized lenses with backside anti-reflective coatings. The collection is showcased at the point of sale with unique "hot rocks" displays created from earthen elements in wooden frames from the American southwest. Complementing the eyewear and sunwear collections is a marketing and merchandising program featuring Dakota Smith apparel - including jackets, shirts, skirts and headwear - as well as an exciting on-line store to expand the reach of the brand beyond eyewear.

In 2005, the Company collaborated with world-renowned pop artist Burton Morris to create the Burton Morris for Dakota Smith Eyewear line. The collaboration resulted in a fun, colorful eyewear collection with graphic cases featuring Burton's iconic art. Morris's vibrant use of color and his trademark energy lines will create eye-catching displays and unique art objects to showcase the collection.

The Company has the exclusive right to market and sell Dakota Smith Eyewear in the United States, Canada and a number of other countries pursuant to a license agreement entered into in February 2003 with Axwood Investments Limited, which had concurrently purchased the Dakota Smith eyewear trademark from the Company. The license expires in February 2006, but is automatically renewed for an additional two-year term unless the Company notifies the licensor in advance that it will not renew the term. The license agreement contains minimum annual royalty payments based on net sales. The licensor may terminate the license for any material breach of the license.

House Brands

The cost to retailers of frames in Signature's own lines is generally less than frames with brand names, because the latter command greater retail prices, and there are no licensing fees payable on the Company's own lines. Moreover, the styling of Signature's own lines can be more flexible, because the Company will be able to change the styling--as well as its merchandising--more rapidly without the often time-consuming requirement of submitting them to the licensor for its approval.

The Company established the Signature Collections in fiscal 1999. The line comprises multiple segments, each targeting niches not otherwise filled by the Company's brand-name collections. The Company's goals related to that line are: to position Signature to compete more effectively against other optical companies that have direct sales forces; to enable the Company to offer products in segments not served by the Company's licensed collections; to allow the Company to develop products more quickly; and to reach different markets by offering good quality, low-cost styles.

Distribution

The Company distributes its products (1) to independent optical retailers in the United States, primarily through its national direct sales force; (2) to national and regional optical retail chains; (3) internationally, primarily through exclusive distributors in foreign countries and a direct sales force in Western Europe; and (4) through selected distributors in the United States.

The following table sets forth the Company's net sales by channel for the periods indicated:

	Year Ended October 31,		
	2003	2004	2005
		(In thousands)	
Direct sales	$ 12,893	$ 13,578	$ 15,429
Optical retail chains	7,074	5,041	4,753
International	3,601	3,193	3,031
Domestic distributors	852	1,123	1,073
Freight billed to customers	720	673	764
	$ 25,140	$ 23,608	$ 25,050

Direct Sales. The Company distributes its products to independent optical retailers in the United States primarily through a national direct sales force, including company and independent sales representatives. The direct sales force, including independent sales representatives, numbered 55 at October 31, 2005. The Company plans to increase the number of independent sales representatives in fiscal 2006.

Optical Retail Chains. Signature sells directly to optical retail chains. Historically, the Company has targeted national optical retail chains using dedicated account managers. The Company's sales to national retail optical chains have declined as those chains have experienced significant consolidation and have increasingly marketed their own lower-cost private label frames. Part of the Company's strategy to increase revenues in fiscal 2006 is to use its direct sales force to target mid-size regional optical chains which are less likely to sell their own private label eyewear than the large national optical retail chains and are not experiencing consolidation like the national chains.

International. The Company sells certain of its products internationally through exclusive distributors and in Western Europe through a direct sales force including Company and independent sales representatives. The Company maintains a sales office and warehouse facility in Liege, Belgium. The Company's international distributors have exclusive agreements for defined territories. The Company sells to European optical retail chains through its Belgium office. At October 31, 2005, the Company had approximately 23 international distributors and 8 international sales representatives. Part of the Company's strategy to increase revenues in fiscal 2006 is to increase efforts to develop markets for the Company's frames in Latin and South America. See Note 11 of Notes to Financial Statements.

Domestic Distributors. The Company distributes its products through selected distributors in the United States in areas in which it believes it can achieve better penetration than through direct sales. The Company had five distributors in the United States at October 31, 2005.

Major Customers. During the three fiscal years ended October 31, 2005, sales to no one customer amounted to more than 10% of net sales except that during fiscal 2003 sales to Eye Care Centers of America were 11% of net sales.

Contract Manufacturing

The Company's frames are manufactured to its specifications by a number of contract manufacturers located outside the United States. The manufacture of high quality metal frames is a labor-intensive process that can require over 200 production steps (including a large number of quality-control procedures) and from 90 to 180 days of production time. In fiscal 2005, Signature used manufacturers principally in Hong Kong/China, Japan and Italy. The Company believes that throughout the world there are a sufficient number of manufacturers of high-quality frames so that the loss of any particular frame manufacturer, or the inability to import frames from a particular country, would not materially and adversely affect the Company's business in the long-term. However, because lead times to manufacture the Company's eyeglass frames generally range from 90 to 180 days, an interruption occurring at one manufacturing site that requires the Company to change to a different manufacturer could cause significant delays in the distribution of the styles affected. This could cause the Company not to meet delivery schedules for these styles, which could adversely affect the Company's business, operating results and financial condition.

In determining which manufacturer to use for a particular style, the Company considers manufacturers' expertise (based on type of material and style of frame), their ability to translate design concepts into prototypes, their price per frame, their manufacturing capacity, their ability to deliver on schedule, and their ability to adhere to the Company's quality control and quality assurance requirements.

The Company is not required generally to pay for any of its frames prior to shipment. Payment terms for the Company's products currently range from cash upon shipment to terms ranging between 60 and 120 days on open account. For frames imported other than from Hong Kong/China manufacturers, the Company is obligated to pay in the currency of the country in which the manufacturer is located. In the case of frames purchased from manufacturers located in Hong Kong/China, the currency is United States dollars. For almost all of the Company's other frame purchases, its costs vary based on currency fluctuations, and it generally cannot recover increased frame costs (in United States dollars) in the selling price of the frames.

Competition

The markets for prescription eyewear are intensely competitive. There are thousands of frame styles, including hundreds with brand names. At retail, the Company's eyewear styles compete with styles that do and do not have brand names, styles in the same price range, and styles with similar design concepts. To obtain board space at an optical retailer, the Company competes against many companies, both foreign and domestic, including Luxottica Group S.p.A, Safilo Group S.p.A., and Marchon Eyewear, Inc. Signature's largest competitors have significantly greater financial, technical, sales, manufacturing and other resources than the Company. They also employ direct sales forces that have existed far longer, and are significantly larger than the Company's. At the major retail optical chains, the Company competes not only against other eyewear suppliers, but also against the chains themselves, as these chains have increasingly designed, manufactured and sold their own lower-priced private label brands. Luxottica, one of the largest eyewear companies in the world, is vertically integrated, in that it manufactures frames, distributes them through direct sales forces in the United States and throughout the world, and owns LensCrafters and Cole Vision, which combined is the largest United States retail optical chain.

The Company competes in its target markets through the quality of the brand names it licenses, its marketing and merchandising, the popularity of its frame designs, the reputation of its styles for quality, its pricing policies and the quality of its sales force.

Backlog

Historically, the Company ships eyeglass frames upon receipt of orders and does not operate with a material backlog.

Employees

At October 31, 2005, the Company had 102 full-time employees, including 34 in sales and marketing, 20 in customer service and support, 23 in warehouse operations and shipping and 25 in general administration and finance. None of the Company's employees is covered by a collective bargaining agreement.

Item 2 — Description of Property

The Company leases approximately 64,000 square feet of a building located in Inglewood, California, where it maintains its principal offices and warehouse. The Company's lease for this facility expires on June 30, 2007 and the Company has the right to renew the lease for a two-year renewal option. The Company's monthly rental obligation is $46,900 through June 2006, increasing to $48,500 for the following 12 months and $51,200 during the renewal term. The Company believes that 64,000 square feet is adequate for its existing business and potential growth during the next two years.

The Company also leases approximately 2,500 square feet of warehouse and office space in Liege, Belgium, which supports the Company's sales in Europe.

See Note 6 of Notes to Financial Statements.

Item 3 — Legal Proceedings

As of January 31, 2006, the Company was not involved in any material legal proceedings.

Item 4 — Submission of Matters to a Vote of Securityholders

None.

PART II

Item 5 — Market for Registrant's Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

Common Stock

The Company's Common Stock trades in the over-the-counter market. The following table sets forth, for the periods indicated, high and low last reported sales prices for the Common Stock in the over-the-counter market as reported by Nasdaq.

	High	Low
Fiscal Year Ended October 31, 2004		
First Quarter	$ 0.15	$ 0.11
Second Quarter	$ 0.16	$ 0.08
Third Quarter	$ 0.22	$ 0.12
Fourth Quarter	$ 0.28	$ 0.12
Fiscal Year Ended October 31, 2005		
First Quarter	$ 0.25	$ 0.06
Second Quarter	$ 0.29	$ 0.08
Third Quarter	$ 1.01	$ 0.19
Fourth Quarter	$ 0.85	$ 0.34

On January 13, 2006, the last reported sales price of the Common Stock in the over-the counter market as reported by Nasdaq, was $0.75 per share. At January 13, 2006, there were 43 holders of record of the Common Stock.

Dividends

As a California corporation, under the California General Corporation Law, generally the Company may not pay dividends in cash or property except (1) out of positive retained earnings or (2) if, after giving effect to the distribution, the Company's assets would be at least 1.25 times its liabilities and its current assets would exceed its current liabilities (determined on a consolidated basis under generally accepted accounting principles). At October 31, 2005, the Company had an accumulated deficit of $18.7 million. As a result, the Company will not be able to pay dividends (other than stock dividends) for the foreseeable future. In addition, the payment of dividends is prohibited under its credit facilities.

Purchases of Common Stock

The Company did not repurchase any shares of its Common Stock in fiscal 2005.

Item 6 — Selected Financial Data

The following data should be read in conjunction with the Consolidated Financial Statements and related notes and with "Management's Discussion and Analysis of Results of Operations and Financial Condition" appearing elsewhere in this Report.

	Year Ended October 31,				
	2001	2002	2003	2004	2005
	(dollars in thousands, except per-share data)				
Statement Of Operations Data:					
Net sales	$ 44,533	$ 34,061	$ 25,140	$ 23,609	$ 25,050
Gross profit	23,061	18,593	16,641	14,847	16,370
Total operating expenses	35,083	22,032	17,504	14,557	14,526
Income (loss) from operations	(12,022)	(3,439)	(862)	290	1,844
Net income (loss)	(13,387)	(4,116)	3,463	(371)	1,606
Basic income (loss) per share	(2.65)	(0.75)	0.60	(0.06)	0.26
Diluted income (loss) per share	(2.65)	(0.75)	0.60	(0.06)	0.25
Weighted average common shares outstanding – basic	5,056,889	5,488,396	5,752,240	6,102,231	6,269,834
Weighted average common shares outstanding - diluted	5,056,889	5,488,396	5,752,240	6,102,231	6,360,963

	2001	2002	2003	2004	2005
Balance Sheet Data:					
Current assets	$ 17,184	$ 9,876	$ 8,928	$ 8,890	$ 9,391
Total assets	18,906	11,944	10,398	9,949	10,343
Current liabilities	22,390	19,226	8,261	8,562	7,401
Long-term debt, net of current portion	1,461	1,715	6,874	6,454	6,392
Total liabilities	23,851	20,941	15,134	15,016	13,792
Stockholders' equity (deficit)	(4,945)	(8,996)	(4,736)	(5,067)	(3,449)

Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis, which should be read in connection with the Company's Financial Statements and accompanying footnotes, contain forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in "Factors That May Affect Future Results" in this Item 7 of this Report, as well as those discussed elsewhere in this Report. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by "Factors That May Affect Future Results." Those forward-looking statements relate to, among other things, the Company's plans and strategies, new product lines, and relationships with licensors, distributors and customers, distribution strategies and the business environment in which the Company operates.

The following discussion and analysis should be read in connection with the Company's Financial Statements and related notes and other financial information included elsewhere in this Report.

Overview

The Company derives revenues through the sale of eyeglass frames under licensed brand names, including Laura Ashley Eyewear, bebe eyes, Nicole Miller Eyewear, Hart Schaffner & Marx Eyewear, Hummer Eyegear, Dakota Smith Eyewear and under its proprietary Signature brand. The Company's cost of sales consists primarily of purchases from foreign contract manufacturers that produce frames and cases to the Company's specifications. The complete development cycle for a new frame design typically takes approximately eight to twelve months from the initial design concept to the release.

The Company reported net income of $1.6 million in fiscal 2005 as compared to a net loss of $371,000 in fiscal 2004. Income from operations was $1.8 million in fiscal 2005 compared to income from operations of $290,000 in fiscal 2004. The Company improved its operating results though increasing net sales from $23.6 million to $25.0 million and maintaining operating expenses and increasing gross margins from 62.9% to 65.4%. The increase in revenues was due primarily to an increase in direct sales to independent optical retailers from $13.6 million to $15.4 million due to an increased number of direct sales representatives, better industry perception of the Company as a result of the Company's improved operating results, increased advertising and promotion and a high level of customer service. The Company had a $1.0 million decrease in product returns, due primarily to a decrease in product return rate as a percent of gross sales, from 18% in fiscal to 2004 to 14% in fiscal 2005. The Company believes this decrease in product return rate was due principally to better sell-through due to improved frame styles, increased confidence in the Company due to its improved operating results, and tougher return policies implemented by the Company.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, and which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

The Company considers the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment:

- revenue recognition; and

- inventory valuation.

Revenue Recognition. The Company's policy is to recognize revenue from sales to customers when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. In general, revenue is recognized when merchandise is shipped.

The Company has a product return policy that it believes is standard in the optical industry and is followed by most of its competitors. Under that policy, the Company generally accepts returns of non-discontinued product for credit, upon presentment and without charge, and as a policy the Company does not make cash refunds. On a quarterly basis the Company reviews and establishes an allowance for estimated product returns based upon actual returns subsequent to quarter-end and estimated future returns. The Company applies the historical ratio of sales returns to sales to estimate future returns in addition to known information about actual returns in the period subsequent to the balance sheet date. As of October 31, 2005, the Company had an allowance for product returns of $291,000. Management considered a range of allowances from $200,000 to $400,000. Variances in the allowance for product returns would have a corresponding impact on net sales for fiscal 2005. For example, if the Company's allowance for product returns was $400,000, the Company's net sales would have been $109,000 lower.

Inventories. Inventories (consisting of finished goods) are valued at the lower of cost or market. Cost is computed using weighted average cost, which approximates actual cost on a first-in, first-out basis. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, selling prices and market conditions. Its inventories include designer prescription eyeglass frames and sunglasses, which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than the Company estimates it may be required to take additional inventory write-downs in the future. Similarly, if the Company's inventory is determined to be undervalued due to write-downs below market value, it would be required to recognize such additional operating income at the time of sale. Significant unanticipated changes in demand could have a material and significant impact on the future value of our inventory and reported operating results.

Results of Operations

The following table sets forth for the periods indicated selected statements of operations data shown as a percentage of net sales.

	2003	2004	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	33.8	37.1	34.6
Gross profit	66.2	62.9	65.4
Operating expenses:			
Selling	34.1	34.0	32.1
General and administrative	35.5	27.7	25.9
Total operating expenses	69.6	61.7	58.0
Income (Loss) from operations	(3.4)	1.2	7.4
Other income (expense), net	17.2	(2.8)	(2.1)
Income (loss) before provision for income taxes	13.8	(1.6)	5.3
Provision (benefit from) for income taxes	0.0	0.1	(1.2)
Net income (loss)	13.8%	(1.7%)	6.5%

Comparison of Fiscal Years 2003, 2004 and 2005

Net Sales. Net sales were $25.0 million in fiscal 2005 compared to $23.6 million in fiscal 2004 and $25.1 million in fiscal 2003. The following table shows certain information regarding net sales by product line for the periods indicated:

	2003			2004			2005		
Laura Ashley Eyewear	$	7,811	31.1%	$	6,305	26.7%	$	5,822	23.2%
bebe eyes		3,503	13.9		4,130	17.5		5,599	22.4
Nicole Miller Eyewear		3,781	15.0		4,624	19.6		4,664	18.6
Eddie Bauer Eyewear		5,848	23.3		4,516	19.1		3,958	15.8
Other [(1)]		4,197	16.7		4,033	17.1		5,007	20.0
	$	25,140	100.0%	$	23,608	100.0%	$	25,050	100.0%

[(1)] Includes freight billed to customers.

Net sales increased 6.1% in fiscal 2005 due primarily to an increase of $1.8 million in direct sales to independent optical retailers. The average price of frames sold increased due primarily to sales to independent optical retailers constituting a greater percentage of total sales (61.6% compared to 59.2%), as sales to these entities are at higher prices than sales to national optical retail chains. Unit sales increased slightly. The Company experienced a decline of $288,000, or 6%, in sales to national retail optical chains. These chains purchased fewer frames, a trend the Company expects to continue, as they have experienced industry consolidation and have increasingly marketed their own lower-cost private label frames. International sales also declined $162,000 or 5% due in part to close-out sales of a significant number of global brand name frames and increased competition. Sales of the Eddie Bauer Eyewear continued to decline, as the bankruptcy of the Eddie Bauer group of companies is believed to have adversely affected customers' perception of the brand. The Company did not renew the Eddie Bauer license, which terminated as of December 31, 2005.

Net sales declined 26.3% from fiscal 2003 to fiscal 2004 due primarily to the general decline in the optical frame industry and the reluctance of retailers to purchase large inventories of the Company's products due to uncertainties about the Company future.

Net sales are gross sales less a reserve for product returns established by the Company based on products that the Company is aware will be returned as of that date. The Company's reserve was $290,000 at October 31, 2005 and 2004, respectively. The Company had a $1.0 million decrease in product returns in fiscal 2005 compared to fiscal 2004, due primarily to a decrease in product returns as a percentage of gross sales, from 18% in fiscal 2004 to 14% in fiscal 2005. The Company believes this decrease in product return rate was due principally to better sell-through due to improved frame styles, increased confidence in the Company's viability, and tougher return policies implemented by the Company.

The Company also maintains an allowance for product returns. See "Critical Accounting Polices." Changes in the allowance in any period will have a corresponding impact on net sales during the period. The Company's allowance for product returns experienced minor changes in fiscal 2005.

Gross Profit and Gross Margin. Gross profit was $16.4 million in fiscal 2005 compared to $14.8 million in fiscal 2004 and $16.6 million in fiscal 2003. The gross margin was 65.4% in fiscal 2005 compared to 62.9% in fiscal 2004 and 66.2% in fiscal 2003. The increase in fiscal 2005 was due to sales to independent optical retailers constituting a greater percentage of total sales, as sales to independent optical retailers have higher gross margins than sales to optical retail chains. The decrease in fiscal 2004 was due to more close out sales at lower margins notwithstanding sales to independent optical retailers, which increased from 52.8% to 59.2% of net sales.

Selling Expenses. Selling expenses were $8.0 million in fiscal 2005 compared to $8.0 million in fiscal 2004 and $8.6 million in fiscal 2003. Selling expenses remained relatively constant in fiscal 2005 compared to fiscal 2004, notwithstanding the increase in net sales. This was due principally to a $479,000 decrease in royalty expense resulting primarily from the reduction in the guaranteed minimum royalty on the Eddie Bauer Eyewear license and a decrease of $239,000 in promotions expense, which were offset by an increase in salaries, commissions and freight costs. The 7.0% decrease in fiscal 2004 from fiscal 2003 was due to decreases of $254,000 in advertising expenses, $161,000 in royalties due to lower net sales, and $140,000 promotions expense. Compensation for sales personnel increased in fiscal 2004 by $165,000 because of an increase in direct sales and an increase in the number of direct sales representatives from 47 at October 31, 2003 to 55 at October 31, 2004.

General and Administrative Expenses. General and administrative expenses were $6.1 million in fiscal 2005 compared to $6.1 million in fiscal 2004 and $8.4 million in fiscal 2003. In fiscal 2005, decreases in compensation expense of $334,000 and rent expenses of $146,000 were offset by a $339,000 change in the allowance for bad debts and $94,000 in insurance costs. The 26.9% decrease in fiscal 2004 was due primarily to decreases of: (1) $1.3 million in salaries, payroll taxes and employee benefits due to a decrease in the number of employees, (2) $307,000 in legal and accounting fees, and (3) $264,000 in the reserve for bad debt allowance.

Other Income (Expense), Net. Sundry income in fiscal 2005 was minimal. Sundry expense in fiscal 2004 represented a reserve in connection with ongoing litigation. In fiscal 2003, the Company recognized net sundry income of $0.7 million in connection with the write-off of Dakota Smith trademark costs in connection with the sale/license back of the trademark in February 2003. Interest expense increased in fiscal 2004 due primarily to increases in the amount of the average debt outstanding from fiscal 2003 to fiscal 2004. Interest expense declined slightly from fiscal 2004 to fiscal 2005. The Company recognized a gain of $4.1 million in fiscal 2003 resulting from the extinguishment of debt in connection with its recapitalization.

Provision for Income Taxes. Because of its net losses, the Company's taxes in fiscal 2003 and 2004 consisted of state franchise taxes. The Company recognized an income tax benefit of $298,000 in fiscal 2005 resulting from a decrease in the valuation allowance on its deferred tax asset relating primarily to its net operating loss carryforwards. As of October 31, 2005, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $14.9 million and $5.1 million, respectively, which expire through 2022.

Management believes it is more likely than not that forecasted taxable income will be sufficient to utilize some of the tax carryforwards before their expiration. However, there can be no assurance that the Company will meet its expectation of future income. As a result, the amount of deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income are reduced. Such occurrence could materially adversely affect the Company's results of operations and financial condition.

Financial Condition, Liquidity and Capital Resources

The Company's accounts receivable (net of allowance for doubtful accounts) were $3.0 million at October 31, 2005 compared to $2.7 million at October 31, 2004. This increase was due to increased sales.

The Company's inventories (at lower of cost or market) were $5.0 million at October 31, 2005 as compared to $5.3 million at October 31, 2004. This decrease was due to close-out frame sales and improving inventory turnover by better matching frame purchases with customer orders, and occurred notwithstanding an increase Hummer Eyegear inventory in connection with the introduction of the line.

The Company's long-term debt of $6.4 million at October 31, 2005 included principally its credit facilities with Home Loan and Investment Company ("HLIC") and Bluebird Finance Limited ("Bluebird"), and a commercial bank loan the proceeds of which were used to purchase its computer system and related equipment (the "Equipment Loan"). See Notes 5 and 6 of Notes to Consolidated Financial Statements.

The Company's credit facility with HLIC includes a $3,000,000 term loan obtained in fiscal 2003, a $500,000 revolving line of credit obtained in fiscal 2003, and a $655,693 term note obtained in fiscal 2005. The credit facility is secured by all of the assets of the Company and by a $1,250,000 letter of credit from a non-affiliate. The term loan bears interest at a rate of 10% per annum with payments of principal and interest on a 10-

year amortization schedule commencing fiscal 2004 and is due and payable in April 2008. The term loan had a balance of $2,744,574 as of October 31, 2005. The revolving credit facility bears interest at a rate of 1% per month, payable monthly, with all advances subject to approval of HLIC, and is due and payable in April 2008. The Company had utilized $295,000 of the revolving credit facility as of October 31, 2005. The $655,693 term loan bears interest at a rate of 12% per annum and is due and payable on July 31, 2007.

The Company's credit facility with Bluebird consists of a revolving credit line and support for the $1,250,000 letter of credit securing the HLIC credit facility. Bluebird's commitment on the revolving credit facility was $2,755,000 as of October 31, 2005, and reduces by $72,500 each quarter. The revolving credit line bears interest at the rate of 5% per annum, with payments of principal and interest on a 10-year amortization schedule that commenced in fiscal 2005, and is due and payable in April 2013. The credit facility is secured by a security interest in the assets of the Company that is subordinate to the HLIC credit facility. The outstanding balance on the revolving credit line was $2,864,000 as of October 31, 2005.

The Equipment Loan had an outstanding balance of $394,000 at October 31, 2005, is secured by the purchased assets and bears interest at 4% per annum payable in monthly installments of approximately $14,000 with the balance of $62,600 due in February 2008.

In December 2004 the Company obtained an unsecured term loan in the amount of $350,000 from an unaffiliated third party. The loan bears interest at the rate of 3% per annum, is payable in five monthly installments of $50,000 commencing May 2005 with the balance of $100,000 due and payable on November 27, 2005.

Of the Company's accounts payable at October 31, 2005, $0.3 million were payable in foreign currency. To monitor risks associated with currency fluctuations, the Company on a weekly basis assesses the volatility of certain foreign currencies and reviews the amounts and expected payment dates of its purchase orders and accounts payable in those currencies.

During the past two years, the Company has generated cash primarily through product sales in the ordinary course of business, its bank credit facilities and sales of equity securities. At October 31, 2005, the Company had working capital of $2.0 million as compared to working capital of $0.3 million at October 31, 2004. Operating activities provided a net of $461,700 during fiscal 2005, while investing activities used a net of $87,000 and financing activities used a net of $161,000 during fiscal year 2005, resulting in a net increase of $213,000 in cash and cash equivalents.

The Company's business plan for 2006 provides for positive cash flow from operations. The Company believes that at least through fiscal 2006, assuming that there are no unanticipated material adverse developments, that the Company can replace the revenues lost from termination of the Eddie Bauer eyewear licenses with increased revenues of its other brands, and continued compliance with its credit facilities, its cash flows from operations and through credit facilities will be sufficient to enable the Company to pay its debts and obligations as they mature. To support growth in excess of the plan, the Company may be required to obtain the working capital through additional debt or equity financing.

Contractual Obligations

The following table sets forth certain information regarding the contractual obligations of the Company as of October 31, 2005:

Contractual Obligations	Total	Payments due by period Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$7,108,636	$ 625,437	$4,215,619	$184,176	$2,083,404
Operating lease obligations	1,247,680	691,088	556,592		
Purchase obligations	1,946,890	1,946,890			
Other long-term obligations reflected on the Company's balance sheet under GAAP (1)	5,094,022	2,013,106	3,080,916		
Total obligations	$15,397,228	$5,276,521	$7,853,127	$184,176	$2,083,404

(1) Includes minimum royalties under license agreements and employment and consulting obligations under long-term agreements.

Quarterly Information

The Company's results of operations have fluctuated from quarter to quarter and the Company expects these fluctuations to continue in the future. A factor which may significantly influence results of operations in a particular quarter is the introduction of a new brand-name collection, which results in disproportionate levels of selling expenses due to additional advertising, promotions, catalogs and in-store displays. Introduction of a new brand may also generate a temporary increase in sales due to initial stocking by retailers.

Other factors which can influence the Company's results of operations include customer demand, the mix of distribution channels through which the eyeglass frames are sold, the mix of eyeglass frames sold, product returns, delays in shipment and general economic conditions.

The following table sets forth certain unaudited results of operations for the twelve fiscal quarters ended October 31, 2005. The unaudited information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Report and includes all normal recurring adjustments which management considers necessary for a fair presentation of the financial data shown. The operating results for any quarter are not necessarily indicative of future period results.

in thousands	2003 JAN. 31	APR. 30	JULY 31	OCT. 31	2004 JAN. 31	APR. 30	JULY 31	OCT. 31	2005 JAN. 31	APR. 30	JULY 31	OCT. 31
Net sales	$7,446	$5,950	$6,471	$5,273	$5,996	$6,097	$6,149	$5,367	$5,845	$6,946	$6,278	$5,981
Cost of sales	2,911	1,836	2,301	1,451	2,343	2,215	2,193	2,012	2,070	2,341	2,240	2,028
Gross profit	4,535	4,114	4,170	3,822	3,653	3,882	3,956	3,355	3,775	4,605	4,037	3,953
Operating expenses:												
Selling	2,164	2,012	2,327	2,077	1,909	2,300	2,053	1,760	1,844	2,399	1,635	2,167
General and Administrative	2,489	2,443	2,032	1,959	1,857	1,627	1,625	1,425	1,654	1,741	1,566	1,520
Total operating expenses	4,653	4,455	4,359	4,036	3,766	3,927	3,679	3,185	3,498	4,140	3,201	3,688
Income (loss) from operations	(118)	(341)	(189)	(214)	(113)	(45)	278	170	277	465	837	266
Other income (expense), net	(96)	4,761	(195)	(134)	(136)	(140)	(138)	(237)	(135)	(122)	(142)	(137)
Income (loss) before provision for income taxes	(214)	4,420	(384)	(348)	(249)	(185)	140	(67)	142	343	695	129
Provision (benefit) for income taxes	1	1	10	(2)	2	1	8	--	1	7	(151)	(154)
Net income	(215)	4,419	(394)	(346)	(251)	(186)	132	(67)	141	337	846	283

Inflation

The Company does not believe its business and operations have been materially affected by inflation.

Recently Issued Accounting Pronouncements

For recently issued accounting pronouncements that may affect the Company, see Note 1 of Notes to Financial Statements.

Factors That May Affect Future Results

The Company's ability to be profitable in fiscal 2006 will depend in part on replacing sales previously generated from sales of Eddie Bauer Eyewear.

The Company returned to profitability in fiscal 2005 due in part to increasing its net sales. As of December 31, 2005, the Company's Eddie Bauer Eyewear license terminated as the Company determined not to exercise its renewal option. The Company had net sales of $4.0 million of Eddie Bauer Eyewear in fiscal 2005. The Company's ability to remain profitable in fiscal 2006 will depend in substantial part on its ability to replace a significant part of the sales previously generated through sales of Eddie Bauer Eyewear. The Company's plan to do this includes increasing its sales of other brands (including Hummer Eyegear, which was introduced in the middle of fiscal 2005), through expanding its direct sales force, increasing sales to midsize optical chains, and sales of sunwear to department stores and specialty sunwear stores. However, there can be no assurance the Company will be able to replace these net sales in fiscal 2006, and the failure to do so would have a material adverse affect on the Company's results of operations.

Because the Company's ability to remain profitable depends in part on its ability to increase sales of its brand name eyewear other than Eddie Bauer Eyewear, the loss of any material brand name license would have a material adverse effect on the Company's results of operations.

Net sales of Laura Ashley Eyewear, bebe eyes and Nicole Miller Eyewear accounted for 23.2%, 22.4% and 18.6%, respectively, or a total of 64.2%, of the Company's net sales in fiscal 2005. While the Company intends to continue reducing its dependence on these lines through the development and promotion of Hummer Eyegear, Dakota Smith Eyewear, and its Signature line, the Company expects these lines to continue to be the Company's leading sources of revenue for the near future. The Laura Ashley license is automatically renewed through January 2008 provided the Company is not in breach of the license agreement and the royalty payment for the prior two contract years exceeds the minimum royalty for those years. Laura Ashley may also terminate the license agreement if minimum sales requirements are not met in any two years. The Company did not meet the minimum sales requirement for the license years ended January 2003, 2004 and 2005, but Laura Ashley waived noncompliance. The license for bebe eyes expires in June 2006; while the Company expects to renew the license, no assurance can be given that the licensor and the Company will enter into a new license or extend the existing license. The license for Nicole Miller Eyewear expires in March 2009, and may be renewed by the Company for a three-year term provided it is not in default. Each of these licensors may terminate its respective license before its term expires under certain circumstances, including a material default by the Company or certain defined changes in control of the Company.

The increasing availability and acceptance of vision correction alternatives may reduce consumer demand for frames.

The Company's future success could depend to a significant extent on the availability and acceptance by the market of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive (optical) surgery. While the Company does not believe that contact lenses, refractive surgery or other vision correction alternatives materially and adversely impact its business at present, there can be no assurance that technological advances in, or reductions in the cost of, vision correction alternatives will not occur in the future, resulting in their more widespread use. Increased use of vision correction alternatives could result in decreased use of the Company's eyewear products, which would have a material adverse impact on the Company's business, operating results and financial condition.

The company depends upon sales to several national retail optical chains, and the loss of or material reduction in purchases by one or more chains would materially and adversely affect the Company's business.

Net sales to optical retail chains amounted to 22% and 19% of net sales in fiscal years 2004 and 2005, respectively. Substantially all of these sales were sales to national optical retail chains. These chains have increasingly marketed their own lower cost private label brands and are experiencing industry consolidation. The top two chains accounted for 13% of the Company's net sales in fiscal 2005. The continued decline in sales to national retail chains, or the loss of one or more national optical retail chains as a customer, would have a material adverse affect on the Company's business.

The Company must obtain the approval of its licensors to all aspects of the development and marketing of their brand-name frames, and delays in such approval could materially and adversely affect the Company's business.

The Company's business is predominantly based on its brand-name licensing relationships. Each of the Company's licenses requires mutual agreement of the parties for significant matters. Each of these licensors has final approval over all eyeglass frames and other products bearing the licensor's proprietary marks, and the frames must meet the licensor's general design specifications and quality standards. Consequently, each licensor may, in the exercise of its approval rights, delay the distribution of eyeglass frames bearing its proprietary marks. The Company expects that each future license it obtains will contain similar approval provisions. Accordingly, there can be no assurance that the Company will be able to continue to maintain good relationships with each licensor, or that the Company will not be subject to delays resulting from disagreements with, or an inability to obtain approvals from, its licensors. These delays could materially and adversely affect the Company's business, operating results and financial condition.

Certain of the Company's brand name licenses limit the ability of the Company to market and sell eyeglass frames with competing brand names and thus limit the number of licenses the Company can have.

Certain of the Company's licenses limits the Company's right to market and sell products with competing brand names. The Laura Ashley license prohibits the Company from selling any range of designer eyewear that is similar to Laura Ashley Eyewear in price and style, market position and market segment. The bebe license prohibits the Company from entering into license agreements with companies that bebe believes are its direct competitors. The Hart Schaffner Marx license prohibits the Company from marketing and selling another men's brand of eyeglass frames under a well-known fashion name with a wholesale price in excess of $40. The Company expects that each future license it obtains will contain some limitations on competition within market segments. The Company's growth, therefore, will be limited to capitalizing on its existing licenses in the prescription eyeglass market, introducing eyeglass frames in other segments of the prescription eyeglass market, and manufacturing and distributing products other than prescription eyeglass frames such as sunglasses. In addition, there can be no assurance that disagreements will not arise between the Company and its licensors regarding whether certain brand-name lines would be prohibited by their respective license agreements. Disagreements with licensors could adversely affect sales of the Company's existing eyeglass frames or prevent the Company from introducing new eyewear products in market segments the Company believes are not being served by its existing products.

The Company has had high levels of product returns.

The Company has a product return policy that it believes is standard in the optical industry and is followed by its competitors. Under that policy, the Company must pre-approve all product returns, which it will do only for credit or exchange if the product has not been discontinued. As a general policy the Company does not make cash refunds. The Company's product returns for fiscal years 2004 and 2005 amounted to 18% and 14% of gross sales (sales before returns), respectively. The Company maintains an allowance for product returns that which it considers adequate; however, an increase in returns that significantly exceeds the amount of those reserves would have a material adverse impact on the Company's business, operating results and financial condition.

The Company competes in a highly competitive environment with companies that have greater resources.

The markets for prescription eyewear are intensely competitive. There are thousands of frame styles, including hundreds with brand names. At retail, the Company's eyewear styles compete with styles that do and do not have brand names, styles in the same price range, and styles with similar design concepts. To obtain board space at an optical retailer, the Company competes against many companies, both foreign and domestic, including Luxottica Group S.p.A, Safilo Group S.p.A. and Marchon Eyewear, Inc. Signature's largest competitors have significantly greater financial, technical, sales, manufacturing and other resources than the Company. They also employ direct sales forces that have existed far longer, and are significantly larger than the Company's. At the major retail optical chains, the Company competes not only against other eyewear suppliers, but also against the chains themselves, as these chains have increasingly designed, manufactured and sold their own lower-priced private label brands. Luxottica, one of the largest eyewear companies in the world, is vertically integrated, in that it manufactures frames, distributes them through direct sales forces in the United States and throughout the world, and owns LensCrafters, one of the largest United States retail optical chains.

The Company competes in its target markets through the quality of the brand names it licenses, its marketing, merchandising and sales promotion programs, the popularity of its frame designs, the reputation of its styles for quality, its pricing policies and the quality of its sales force. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

The directors and executive officers of the Company beneficially own approximately 51% of the outstanding common stock and thus control the Company.

As of January 31, 2006, the directors and executive officers of the Company owned beneficially approximately 51% of the Company's outstanding shares of Common Stock. As a result, the directors and executive officers control the Company and its operations, including the approval of significant corporate transactions and the election of at least a majority of the Company's Board of Directors and thus the policies of the Company. The voting power of the directors and executive officers could also serve to discourage potential acquirors from seeking to acquire control of the Company through the purchase of the Common Stock, which might depress the price of the Common Stock.

Because of the Company's financial condition, it will be unable to pay any dividends for the foreseeable future.

As a California corporation, under the California General Corporation Law, generally the Company may not pay dividends in cash or property except (i) out of positive retained earnings or (ii) if, after giving effect to the distribution, the Company's assets would be at least 1.25 times its liabilities and its current assets would exceed its current liabilities (determined on a consolidated basis under generally accepted accounting principles). At October 31, 2005, the Company had an accumulated deficit of $18.7 million. As a result, the Company will not be able to pay dividends for the foreseeable future. In addition, the payment of dividends is prohibited under its credit facilities.

Provisions in the Company's license agreements that allow the licensors to terminate the licenses upon a change of control effected without their approval could have the effect of discouraging a third party from acquiring or attempting to acquire a controlling portion of the outstanding voting stock of the Company and could thereby depress the market value of the common stock.

Each of the Laura Ashley, Hart Schaffner Marx, bebe and Hummer Eyegear licenses allows the licensor to terminate its license upon certain events that under the license are deemed to result in a change in control of the Company unless the change of control is approved by the licensor. The licensors' rights to terminate their licenses upon a change in control of the Company could have the effect of discouraging a third party from acquiring or attempting to acquire a controlling portion of the outstanding voting stock of the Company and could thereby depress the market value of the Common Stock.

The ability of the Company's Board of Directors to authorize the issuance of preferred stock could have the effect of discouraging a third party from acquiring or attempting to acquire a controlling portion of the outstanding voting stock of the Company and could thereby depress the market value of the Common Stock.

The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the Common Stock. The Company issued 1,200,000 shares of Series A Preferred in the recapitalization, and has no present intention to issue any other shares of Preferred Stock. However, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, which may depress the market value of the Common Stock.

If we have a "change of ownership" as defined under the Internal Revenue Code, the Company's ability to use its net operating loss carryforwards ("NOLs") would be significantly limited.

As of October 31, 2005, the Company had NOLs for federal and state income tax purposes of approximately $14.9 million and $5.1 million, respectively, that expire through 2022. If a "change of ownership" of the Company occurs within the meaning of Section 382 of the Internal Revenue Code, the Company's ability to use these NOLs in the future would be significantly limited.

Item 7A — Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks, which include foreign exchange rates and changes in U.S. interest rates. The Company does not engage in financial transactions for trading or speculative purposes.

Foreign Currency Risks. During fiscal 2005, at any month-end a maximum of $1.0 million and a minimum of $0.3 million of the Company's accounts payable were payable in foreign currency. These foreign currencies included Japanese yen and euros. Any significant change in foreign currency exchange rates could therefore materially affect the Company's business, operating results and financial condition. To monitor risks associated with currency fluctuations, the Company on a weekly basis assesses the volatility of certain foreign currencies and reviews the amounts and expected payment dates of its purchase orders and accounts payable in those currencies. Based on those factors, the Company may from time to time mitigate some portion of that risk by purchasing forward commitments to deliver foreign currency to the Company. The Company held no forward commitments for foreign currencies at October 31, 2005.

International sales accounted for approximately 12% of the Company's net sales in fiscal 2005. Although the Company's international sales are principally in United States dollars, sales to international customers may also be affected by changes in demand resulting from fluctuations in interest and currency exchange rates. There can be no assurance that these factors will not have a material adverse effect on the Company's business, operating results and financial condition. For frames purchased other than from Hong Kong/China manufacturers, the Company pays for its frames in the currency of the country in which the manufacturer is located and thus the costs (in United States dollars) of the frames vary based upon currency fluctuations. Increases and decreases in costs (in United States dollars) resulting from currency fluctuations generally do not affect the price at which the Company sells its frames, and thus currency fluctuations can impact the Company's gross margin.

Interest Rate Risk. The Company's credit facilities existing at October 31, 2005 had fixed interest rates. See Management's Discussion and Analysis of Financial Condition and Results of Operations." Accordingly, the Company does not believe it is subject to material interest rate risk.

In addition, the Company has fixed income investments consisting of cash equivalents, which are also affected by changes in market interest rates. The Company does not use derivative financial instruments in its investment portfolio. The Company places its cash equivalents with high-quality financial institutions, limits the amount of credit exposure to any one institution and has established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity.

Item 8 — Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Signature Eyewear, Inc.

We have audited the accompanying balance sheet of Signature Eyewear, Inc. as of October 31, 2005 and 2004, and the related statements of operations, shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Eyewear, Inc. as of October 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ GROBSTEIN, HORWATH & COMPANY LLP
Grobstein, Horwath & Company LLP

Sherman Oaks, California
January 11, 2006

Independent Auditor's Report

To the Board of Directors and Shareholders
Signature Eyewear, Inc. and subsidiary
Inglewood, California

We have audited the accompanying consolidated statements of income, stockholders equity and cash flows for the year ended October 31, 2003 of Signature Eyewear, Inc. and subsidiary. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Signature Eyewear, Inc. and subsidiary and its cash flows for the year ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP
SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
January 23, 2004

SIGNATURE EYEWEAR, INC.
BALANCE SHEET
October 31,

ASSETS

	2005	2004
Current assets		
Cash and cash equivalents	$ 735,654	$ 522,370
Certificate of deposit, restricted	250,000	250,000
Accounts receivable - trade, net of allowance for		
Accounts receivable - trade, net of allowance for doubtful accounts of $141,603 and $228,807	3,048,381	2,652,713
Inventory	5,003,652	5,334,120
Promotional products and materials	48,143	40,242
Prepaid expenses and other current assets	178,400	90,694
Deferred income taxes	127,500	—
Total current assets	9,391,730	8,890,139
Property and equipment, net	644,194	927,875
Total deposits and other assets	128,831	130,911
Deferred income taxes	178,500	—
Total assets	$ 10,343,255	$ 9,948,925

The accompanying notes are an integral part of these financial statements.

SIGNATURE EYEWEAR, INC.
BALANCE SHEET
October 31,

LIABILITIES AND SHAREHOLDERS' DEFICIT

	2005	2004
Current liabilities		
Accounts payable – trade	$ 4,671,477	$ 5,059,198
Accrued expenses and other current liabilities	1,776,280	2,428,060
Reserve for customer returns	290,810	302,045
Current portion of long-term debt	661,989	772,788
Total current liabilities	7,400,556	8,562,091
Long-term debt, net of current portion	6,391,647	6,454,257
Total liabilities	13,792,203	15,016,348
Commitments and contingencies		
Shareholders' deficit		
Preferred stock, $0.001 par value 5,000,000 shares authorized Series A 2% convertible preferred stock, $0.001 par value; 1,360,000 shares authorized 1,200,000 issued and outstanding	1,200	1,200
Common stock, $0.001 par value 30,000,000 shares authorized 6,301,889 shares and 6,226,889 issued and outstanding	6,302	6,227
Additional paid-in capital	15,287,716	15,275,791
Accumulated deficit	(18,744,166)	(20,350,641)
Total shareholders' deficit	(3,448,948)	(5,067,423)
Total liabilities and shareholders' deficit	$ 10,343,255	$ 9,948,925

The accompanying notes are an integral part of these financial statements.

SIGNATURE EYEWEAR, INC.
STATEMENTS OF OPERATIONS
For the Years Ended October 31,

	2005	2004	2003
Net sales	$ 25,049,833	$ 23,608,736	$ 25,140,360
Cost of sales	8,679,706	8,761,760	8,498,768
Gross profit	16,370,127	14,846,976	16,641,592
Operating expenses			
Selling	8,045,587	8,022,947	8,580,404
General and administrative	6,107,784	6,105,880	8,437,158
Depreciation and amortization	372,794	427,782	486,031
Total operating expenses	14,526,165	14,556,609	17,503,593
Income (loss) from operations	1,843,962	290,367	(862,001)
Other income (expense)			
Sundry income (expense)	24,011	(75,164)	213,097
Gain on sale of trademark	--	--	469,103
Gain on extinguishment of debt, net	--	--	4,098,687
Interest expense	(559,431)	(575,768)	(445,239)
Total other income (expense)	(535,420)	(650,932)	4,335,648
Income (loss) before provision for income taxes and	1,308,542	(360,565)	3,473,647
Provision (benefit) for income taxes	(297,933)	10,608	10,492
Income (loss)	1,606,475	(371,173)	3,463,155
Preferred stock dividends	--	--	(8,000)
Net income (loss) available to common stock shareholders	$ 1,606,475	$ (371,173)	$ 3,455,155
Basic earnings (loss) per share	$ 0.26	$ (0.06)	$ 0.60
Diluted earnings (loss) per share	$ 0.25	$ (0.06)	$ 0.60
Weighted-average common shares outstanding – Basic	6,269,834	6,102,231	5,752,240
Weighted-average common shares outstanding – Diluted	6,360,963	6,102,231	5,752,240

The accompanying notes are an integral part of these financial statements.

SIGNATURE EYEWEAR, INC.
STATEMENTS OF SHAREHOLDERS' DEFICIT
For the Years Ended October 31,

	Series A 2% Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance, October 31, 2002	0	$ --	5,556,889	$ 5,557	$ 14,432,621	$ (23,434,623)	$ (8,996,445)
Issuance of common stock as compensation			420,000	420	4,620		5,040
Issuance of preferred stock in conjunction with Bluebird financing	1,200,000	1,200			798,800		800,000
Preferred stock dividends						(8,000)	(8,000)
Net income						3,463,155	3,463,155
Balance, October 31, 2003	1,200,000	1,200	5,976,889	5,977	15,236,041	(19,979,468)	(4,736,250)
Issuance of common stock			250,000	250	39,750		40,000
Net loss						(371,173)	(371,173)
Balance, October 31, 2004	1,200,000	1,200	6,226,889	6,227	15,275,791	(20,350,641)	(5,067,423)
Issuance of common stock			75,000	75	11,925		12,000
Net income						1,606,475	1,606,475
Balance, October 31, 2005	**1,200,000**	**$ 1,200**	**6,301,889**	**$ 6,302**	**$ 15,287,716**	**$ (18,744,166)**	**$ (3,448,948)**

The accompanying notes are an integral part of these financial statements.

SIGNATURE EYEWEAR, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended October 31,

	2005	2004	2003
Cash flows from operating activities			
Net income (loss)	$ 1,606,475	$ (371,173)	$ 3,455,155
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Stock to be issued as compensation	—	—	5,040
Deferred tax asset	(306,000)	—	—
Depreciation and amortization	372,794	427,782	486,029
Provision for bad debts	(87,204)	(274,682)	52,412
Provision for inventory write down	—	93,755	159,018
Reserve for customer returns	(11,235)	(317,415)	(1,667,474)
Gain on extinguishment of debt	—	—	(4,098,687)
Gain on sale of trademark	—	—	(469,103)
(Increase) decrease in:			
Accounts receivable – trade	(308,465)	(96,776)	809,282
Inventories	330,468	527,378	(599,569)
Income taxes refundable	—	—	2,704
Promotional products and materials	(7,901)	(30,817)	78,487
Prepaid expenses and other current assets	(87,706)	(71,398)	30,569
Increase (decrease) in:			
Accounts payable – trade	(387,721)	(308,378)	557,127
Accrued expenses and other current liabilities	(651,780)	705,234	(80,027)
Net cash provided by (used in) operating activities	461,725	283,510	(1,279,037)
Cash flows from investing activities			
Purchase of property and equipment	(89,112)	(1,297)	(15,306)
Deposits and other assets	2,080	(15,856)	(2,348)
Cash received from sale of trademark	—	—	600,000
Net cash provided by (used in) investing activities	(87,032)	(17,153)	582,346

The accompanying notes are an integral part of these financial statements.

SIGNATURE EYEWEAR, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended October 31,

	2005	2004	2003
Cash flows from financing activities			
Certificate of deposit	--	--	(250,000)
Net increase (decrease) in lines of credit	(205,000)	--	(2,317,134)
Proceeds from short-term debt	350,000	550,000	--
Payments on short-term debt	(603,610)	(250,000)	--
Payments on long-term debt	(776,492)	(497,238)	(5,000,312)
Borrowings on long-term debt	1,061,693	--	6,800,000
Proceeds from sale of preferred stock	--	--	800,000
Proceeds from sale of common stock	12,000	40,000	--
Net cash provided by (used in) financing activities	(161,409)	(157,238)	32,554
Net increase (decrease) in cash and cash equivalents	213,284	109,119	(664,137)
Cash and cash equivalents, beginning of year	**522,370**	**413,251**	**1,077,388**
Cash and cash equivalents, end of year	**$ 735,654**	**$ 522,370**	**$ 413,251**
Supplemental disclosures of cash flow information			
Interest paid	**$ 235,479**	**$ 312,400**	**$ 365,939**
Income taxes paid	**$ 8,066**	**$ 10,608**	**$ 77,721**

The accompanying notes are an integral part of these financial statements.

Supplemental schedule of non-cash financing and investing activities

During the year ended October 31, 2003, the Company:

- recorded compensation expense related to the granting of 420,000 shares of common stock to the Company's Chief Executive Officer as per his employment agreement.

- excluded the effect of a gain on extinguishment of debt, accounts payable - trade, and accrued expenses and other current liabilities in the amount of $4,098,687 from operations and financing activities.

During the year ended October 31, 2005, the Company:

- modified certain options granted under its stock plan to provide that the options vest if the Company was profitable for fiscal 2005 and the optionees are employed by the Company on December 31, 2005.

SIGNATURE EYEWEAR, INC.

NOTES TO FINANCIAL STATEMENTS

October 31, 2005

Note 1. ORGANIZATION AND LINE OF BUSINESS

Signature Eyewear, Inc. (the "Company") designs, markets and distributes eyeglass frames throughout the United States and internationally. The Company conducts its operations primarily from its principal executive offices and a warehouse in Inglewood, California, and a warehouse and sales office in Belgium.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

For transactions satisfying the conditions for revenue recognition under Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition when Right of Return Exists," and Securities and Exchange Commission, Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," product revenue is recorded at the time of shipment, net of estimated allowances and returns. For transactions not satisfying the conditions for revenue recognition under SFAS No. 48 and SAB No. 104, product revenue is deferred until the conditions are met, net of an estimate for cost of sales. The Company had no deferred revenue at October 31, 2005 and 2004. For the fiscal years ended October 31, 2005, 2004 and 2003, the Company had sales returns totaling $4,029,521, $5,151,128 and $6,683,346, respectively.

EITF 00-10 "Accounting for Shipping and Handling Fees and Costs" requires shipping and handling fees billed to customers to be classified as revenue and shipping and handling costs to be either classified as cost of sales or disclosed in the notes to the financial statements. The Company includes shipping and handling fees billed to customers in net sales. The Company adopted EITF 00-10 in the fourth quarter of fiscal 2004 and has restated its previously issued annual and quarterly financial information affected by such adoption. The adoption of EITF 00-10 had no effect on net income reported in all current and prior periods. The impact of the adoption of EITF 00-10 was to increase net sales by $764,176, $673,539 and $720,346 for the fiscal years ended October 31, 2005, 2004 and 2003, respectively, with a corresponding increase in selling costs. The impact on the quarterly results of operations is presented in Note 12.

The Company performs periodic credit evaluations of its customers and maintains allowances for potential credit losses based on management's evaluation of historical experience and current industry trends. Although the Company expects to collect amounts due, actual collections may differ.

Shipping and Handling Costs

Shipping and handling costs associated with inbound freight totaled $468,580, $346,584 and $377,647 in the fiscal years ended October 31, 2005, 2004 and 2003, respectively. Other shipping and handling costs are included in selling expenses and totaled $1,512,864, $1,369,036 and $1,499,511 in the fiscal years ended October 31, 2005, 2004 and 2003, respectively.

Comprehensive Income

The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. For the fiscal years ended October 31, 2005, 2004 and 2003, comprehensive income is not presented in the Company's financial statements since the Company did not have any material translation adjustments or any of the other items of comprehensive income in any period presented.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid securities with original maturities of three months or less.

Restricted Cash

Restricted cash consists of a certificate of deposit held as collateral for the HLIC term loan (see Note 4).

Inventory

Inventory consists of finished goods, which are valued at the lower of cost or market. Cost is computed using the weighted-average cost method.

The Company regularly and periodically evaluates its inventory to ensure that it is valued at the lower of cost or market based on current market trends, product history, and turnover.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets as follows:

Office furniture and equipment	7 years
Computer equipment	3 years
Software	3 years
Machinery and equipment	5 years
Leasehold improvements	term of the lease

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.

Impairment of Long-lived Assets

The Company reviews the carrying value of other long-lived assets at least annually for evidence of impairment. When indicators of impairment are present, the Company evaluates the carrying value of long-lived assets in relation to the undiscounted future cash flows generated by such assets. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

Fair Value of Financial Instruments

Financial instruments recorded at market or fair value include cash, interest-bearing cash equivalents and debt. The following methods were used by the Company to estimate the fair value of all financial instruments that are not otherwise carried at fair value on the accompanying balance sheets:

Restricted Cash. The fair value of restricted cash is estimated using interest rates it would receive currently for similar types of arrangements.

Notes Payable And Other Long-Term Debt. The fair value of notes payable and other long-term debt is estimated using a model that estimates fair values at market rates.

The carrying or notional amounts and fair values of the Company's financial instruments at October 31, 2005 and 2004 were as follows:

	2005		2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Restricted Cash	$250,000	$250,000	$250,000	$250,000
Financial Liabilities:				
Term note payable – HLIC	$2,744,575	$2,646,000	$2,936,867	$2,847,000
Revolving line of credit – HLIC	$295,000	$295,000	$500,000	$329,000
Term note payable – HLIC	—	—	$200,000	$185,000
Term note payable – Bluebird	$2,863,901	$2,154,000	$2,900,000	$2,794,000
Note payable - Commercial Bank	$394,467	$394,000	$536,567	$465,000
Term note payable – HLIC	$655,693	$655,000	—	—
Term note payable - Eagle Star	$100,000	$100,000	—	—

Stock-based Compensation

The Company accounts for its employee stock plan under the intrinsic value recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As stock options have been issued with exercise prices equal to the market value of the underlying shares on the grant date, no compensation cost has resulted. For stock-based compensation issued to non-employees, the Company uses the fair value method of accounting under the provisions of SFAS No. 123 (Revised 2004) "Share Based Payments."

Advertising Expense

The Company charges to expense all advertising costs as they are incurred. Advertising expense for the fiscal years ended October 31, 2005, 2004 and 2003, was $454,908, $341,801 and $595,541, respectively.

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for (benefit from) income taxes represents the tax payable (refundable) for the period and the change during the period in deferred tax assets and liabilities.

Foreign Currency Translation

The Company's Belgium branch's functional currency is the Euro. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at average rates. In addition, some of the Company's liabilities are denominated in foreign currencies. Such liabilities are converted into U.S. Dollars at the exchange rate prevailing at the balance sheet date. The resulting gains or losses were immaterial for the years ended October 31, 2005, 2004 and 2003.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, certificates of deposit and accounts receivable. The Company maintains its cash

and cash equivalents with high quality financial institutions. Cash and cash equivalents deposited usually exceed the Federal Deposit Insurance Corporation's $100,000 insurance limit. With respect to accounts receivable, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that the receivable credit risk exposure is limited.

Major Customers

The Company had sales to one customer that represented 8%, 8% and 11% of net sales for the fiscal years ended October 31, 2005, 2004 and 2003, respectively.

Major Vendors

The Company had purchases from two vendors amounting to 26% and 16%, respectively, for the fiscal year ended October 31, 2005, 20% and 20%, respectively, for the fiscal year ended October 31, 2004, and 16% and 14%, respectively, for the fiscal year ended October 31, 2003.

Reclassifications

Certain amounts included in the prior years' financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not have any effect on reported net income (loss) and are immaterial to the financial statements as a whole.

Recently Issued Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be charged to expense as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a significant effect on the Company's financial statements.

In November 2004, the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153"). The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance - that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company does not believe that the adoption of SFAS 153 will have a material effect on its financial statements.

In December 2004, the FASB issued SFAS No. 123(R), which eliminates the ability to account for share-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method. In April 2005, the Securities Exchange Commission ("SEC") amended Rule 401(a) of Regulation S-X to delay the effective date for compliance with SFAS No. 123(R). Based on the amended rule, the Company is required to adopt SFAS No. 123(R) in the first interim or annual reporting period that begins after December 15, 2005. The Company is evaluating the requirements of SFAS No. 123(R) and expects that the adoption of SFAS No. 123(R) will not have a material effect on its results of operations.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), a replacement of APB Opinion No. 20, "Accounting Changes", and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company does not believe that the adoption of SFAS 154 will have a material effect on its financial statements.

Note 3. PROPERTY AND EQUIPMENT

Property and equipment at October 31, 2005 and 2004 consisted of the following:

	2005	2004
Computer equipment	$ 1,577,915	$ 1,498,392
Leasehold improvements	1,200,590	1,195,190
Software	1,132,660	1,123,340
Office furniture and equipment	912,756	912,756
Machinery and equipment	709,295	714,424
	5,533,216	5,444,102
Less accumulated depreciation and amortization	(4,889,022)	(4,516,227)
TOTAL	$ 644,194	$ 927,875

Depreciation and amortization expense was $372,794, $427,782 and $486,031 for the fiscal years ended October 31, 2005, 2004 and 2003, respectively (including depreciation expense of $0, $0 and $41,959, respectively, on machinery and equipment held under capital lease agreements).

Note 4. LONG-TERM DEBT

Long-term debt at October 31, 2005 and 2004 consisted of the following:

	2005	**2004**
Term note payable to HLIC in the original amount of $3,000,000, bearing interest at 10% per annum, secured by the assets of the Company, a letter of credit in the amount of $1,250,000 and a $250,000 certificate of deposit issued by HLIC; payments of interest only through March 2004 and thereafter monthly installments of principal and interest ($39,777) with a payment of $2,044,206 due in April 2008	$ 2,744,575	$ 2,936,867

Revolving line of credit from HLIC in the amount of $500,000, secured by the collateral securing the HLIC term note, bearing interest at 12% per annum on the outstanding balance, due in April 2008	295,000	500,000
Term note payable to Bluebird Finance Limited in the original amount of $2,900,000, secured by the assets of the Company (subordinated to the HLIC credit facility), bearing interest at 5% per annum, and payable in quarterly installments of $72,500, commencing in July 2005	2,863,901	2,900,000
Note payable to a commercial bank in the original amount of $750,000, secured by certain property and equipment, bearing interest at 4% per annum, payable in 39 monthly installments of $13,812, commencing March 31, 2003, with the remaining principal and accrued interest due on February 28, 2008	394,467	536,567
Term note payable to Eagle Star Finance in the original amount of $350,000, unsecured, bearing interest at 3% per annum payable in monthly installments of $50,000 commencing in May 2005, with the remaining principal and interest due on November 27, 2005	100,000	—
Term note payable to HLIC in the original amount of $655,693, secured by the collateral securing the HLIC note, bearing interest at 12% per annum and due and payable on July 31, 2007	655,693	—
Term note payable to HLIC in the original amount of $200,000, secured by the collateral securing the HLIC term note, bearing interest at 12% per annum and due and payable on June 29, 2005	—	200,000
Term note payable to Pearltime Investments in the original amount of $350,000, unsecured, bearing interest at 3% per annum payable in monthly installments of $50,000 commencing on April 30, 2004, due on December 29, 2004	—	100,000
Note payable to lessor of the Company's principal offices and warehouse in the original amount of $240,000, unsecured, payable in monthly installments of $4,134, including interest at 10% per annum, maturing on May 1, 2005	—	28,001
Note payable to lessor of the Company's principal offices and warehouse in the original amount of $89,405, unsecured, payable in monthly installments of $3,757, including interest at 8% per annum, maturing on May 1, 2005	—	25,610
	7,053,636	7,227,045
Less current portion	661,989	772,788
Long-term portion	$ 6,391,647	$ 6,454,257

Future maturities of long-term debt at October 31, 2005 were as follows:

Year Ending October 31,	Amounts Maturing
2006	$ 661,989
2007	1,206,650
2008	2,833,757
2009	175,212
2110	184,176
Thereafter	1,991,852
Total	**$ 7,053,636**

Home Loan Investment Company ("Hlic") Credit Facility

In April 2003, the Company obtained a $3,500,000 credit facility from HLIC. The credit facility is secured by all of the assets of the Company and includes a $3,000,000 term loan and a $500,000 revolving line of credit. Additional collateral includes a letter of credit in the amount of $1,250,000 and a $250,000 certificate of deposit issued by the lender. On October 31, 2005, the Company obtained a $655,693 term loan due July 31, 2007 that replaced a $406,000 term loan due on June 6, 2006.

The terms of the credit facility include certain financial and non-financial covenants, which include that the Company must maintain inventories, accounts receivable, and cash of not less than $7,000,000; and that the Company cannot incur any additional debt, engage in any merger or acquisition, or pay any dividends or make any distributions to shareholders other than stock dividends without the consent of HLIC. As of October 31, 2005, the Company was in compliance with HLIC loan covenants.

As further consideration for the credit facility, the Company also granted HLIC warrants to purchase 100,000 shares of common stock. The warrants are vested, expire on April 30, 2008, and have an exercise price of $0.67 per share.

An individual who is a director, officer and shareholder of HLIC beneficially owns 650,000 shares of the common stock of the Company (including the 100,000 shares that may be acquired upon exercise of the HLIC warrants), representing approximately 10% of the outstanding common stock (assuming exercise of the warrants). For the fiscal years ended October 31, 2005, 2004 and 2003, interest expense to HLIC amounted to $379,379, $380,634 and $183,489, respectively. Accrued interest expense to HLIC as of October 31, 2005 and 2004 amounted to $27,312 and $37,492, respectively.

Bluebird Finance Limited ("Bluebird") Credit Facility

In April 2003, the Company obtained a credit facility from Bluebird of up to $4,150,000 secured by the assets of the Company. The credit facility includes a revolving credit line in the amount of $2,900,000 and a letter of credit in the amount of $1,250,000 issued as a collateral for the HLIC credit facility. This loan is subordinate to the HLIC credit facility. The Company must comply with certain financial and non-financial covenants, which include that without the consent of Bluebird, the Company may not make any acquisition or investment in excess of an aggregate of $150,000 each fiscal year outside the ordinary course of business or enter into any merger or similar reorganization.

Bluebird owns all of the outstanding Series A 2% Convertible Preferred Stock of the Company. If converted, these shares would represent approximately 17% of the outstanding common stock. See Note 7. For the fiscal years ended October 31, 2005, 2004 and 2003, interest expense to Bluebird amounted to $366,674, $218,493 and $79,300, respectively. Accrued interest expense to Bluebird as of October 31, 2005 and 2004 amounted to $295,674 and $218,493, respectively. As of October 31, 2005, the Company was in compliance with Bluebird loan covenants.

Note 5. EXTINGUISHMENT OF DEBT

In April 2003, the Company entered into various agreements with certain of its creditors and commercial banks, which resulted in the Company recognizing a gain of $4,098,687 on extinguishment of debt, net of expenses of $233,848. This gain has been recorded in "Other Income" in the financial statements for the year ended October 31, 2003. Income taxes are not allocable to this gain as the Company had net operating losses to offset this gain.

Note 6. COMMITMENTS AND CONTINGENCIES

Leases

The Company maintains its principal offices and warehouse in leased facilities in Inglewood, California. The lease expires in June 2007 and the Company has an option to renew the lease for a two-year period. The lease provides for minimum monthly rental payments of $46,900 increasing to $48,500 in June 2006, and the Company is also responsible for the monthly payment of $6,624 for the common area operating expenses, utilities and insurance. The minimum monthly rent increases to $51,200 during the option period.

The Company leases a warehouse and sales office in Belgium under an operating lease that expires in August 2009. The lease provides for minimum monthly rental payments of $3,400. The Company subleases a portion of this facility on a month-to-month basis.

Future minimum lease payments on these leases as of October 31, 2005 were as follows:

Year Ending October 31,		Lease Payments
2006	$	610,280
2007		427,480
2008		39,480
2009		32,900
Total	**$**	**1,110,140**

Rent expense was $609,603, $756,850 and $738,406 for the fiscal years ended October 31, 2005, 2004 and 2003, respectively (net of sublease income of $6,000, $90,480 and $212,160 for the three fiscal years, respectively).

Employment Agreement

In April 2003, the Company entered into an employment agreement with Michael Prince, the Company's President/Chief Executive Officer/Chief Financial Officer, pursuant to which he receives a salary of $240,000 per year, subject to an annual review. Effective August 1, 2005, Mr. Prince's salary was increased to $275,000.

Mr. Prince also received 420,000 shares of common stock under the following conditions:

(i) 210,000 shares must be forfeited if the Company has not achieved net income from ordinary operations in at least one fiscal year in the period 2003 to 2006; and

(ii) 210,000 shares must be forfeited if the Company does not have net income from ordinary operations of at least $250,000 in at least one of the three fiscal years following the fiscal year it achieves net income.

Because the Company had income from ordinary operations for the year ended October 31, 2005, the first 210,000 shares are no longer subject to risk of forfeiture.

If prior to August 31, 2010, Mr. Prince's employment is terminated without cause or he terminates his employment for "good reason":

(i) he will be entitled to a lump sum payment of all salary to which he would have been entitled under the employment agreement from the date of termination through August 31, 2010; and

(ii) any of the 420,000 shares which have not vested will vest and be free of the risk of forfeiture.

Consulting Agreements

In June 2000, the Company entered into a consulting agreement with a consultant to provide advice and assistance to the Company. Pursuant to the agreement, as amended, this unsecured consulting obligation is payable in varying monthly installments ranging from $3,500 to $20,000 through April 2007. Consulting services, and the related payment obligation, were suspended from May 2004 through January 2005. Total minimum payments under this consulting obligation at October 31, 2005 were as follows:

Year Ending October 31,		Consulting Payments
2006	$	56,000
2007		64,000
2008		22,000
Total	$	142,000

Total fees paid for this consulting obligation for the fiscal years ended October 31, 2005, 2004 and 2003 amounted to $39,500, $49,000 and $54,000, respectively.

In April 2003, the Company entered into a three-year consulting agreement with Dartmouth Commerce of Manhattan, Inc. in connection with the Company's recapitalization and the appointment of Richard M. Torre as Chairman of the Board. Mr. Torre owns Dartmouth Commerce. This agreement provides for the payment of annual compensation in the amount of $55,000 per year. Total consulting fees paid under this agreement during the fiscal years ended October 31, 2005, 2004 and 2003 were $55,000, $55,000 and $27,500, respectively.

License Agreements

The Company has a license agreement with Laura Ashley Limited, which grants the Company certain rights to use the "Laura Ashley" trademarks in connection with the distribution, marketing and sale of eyewear products. The license, as amended, automatically renews annually through 2008, so long as the Company is not in breach of the license and generates the required amount of minimum net sales. The Company did not meet the minimum net sales requirement for the most recent contract year, but Laura Ashley waived non-compliance.

The Company has a license agreement with Hart Schaffner Marx, which grants the Company certain rights to use the "Hart Schaffner & Marx" trademarks in connection with the distribution, marketing, and sale of eyewear products. The license period extends through December 31, 2005 and may be renewed for three-year terms in perpetuity provided that specified minimum sales are achieved and the Company is not in default under the license agreement.

The Company had a license agreement with Eddie Bauer Diversified Sales LLC, which granted the Company certain rights to use the "Eddie Bauer" trademark in connection with the distribution, marketing and sale of eyewear products. The license terminated as of December 31, 2005, but the Company may continue to sell licensed products through August 2006.

The Company has a license agreement with Kobra International, which grants the Company rights to use the "Nicole Miller" trademark in connection with the distribution, marketing and sale of eyewear products. The license period extends until March 31, 2006. The Company has extended this license through a new license agreement for a three-year term commencing April 1, 2006. The Company has the right to renew the license for one additional three-year term (through March 31, 2012) provided it generates specified level of sales in the third license year and is not in default under the license.

The Company has a license agreement with bebe stores, inc., which grants the Company certain rights to use the "bebe" trademark in connection with the distribution, marketing and sale of bebe prescription eyewear products. The license period extends through June 30, 2006. The Company's license for bebe eyes provides that bebe stores may terminate the license if the Company is insolvent. Because the Company has a shareholders' deficit, it may be deemed to be insolvent, which would permit bebe to terminate the license. As of October 31, 2005, bebe had not notified the Company that it seeks to terminate the license.

The Company has a license agreement with General Motors Corporation, which grants the Company certain rights to use the "Hummer" trademark in connection with the distribution, marketing and sale of eyewear products. The license period extends to December 31, 2007 and can be renewed for an additional two-year term provided the Company is not in breach of the license agreement and has met the minimum royalty requirement.

Total minimum royalties payable under all of the Company's license agreements at October 31, 2005 were as follows:

Year Ending October 31,		Minimum Royalties
2006	$	2,118,023
2007		1,440,833
2008		677,500
2009		389,583
Total	**$**	**4,625,939**

Total royalty expense charged to operations for the fiscal years ended October 31, 2005, 2004 and 2003, were $1,816,288, $2,295,371 and $2,456,292, respectively.

In addition to the above minimum royalties payable, the Company is required under certain license agreements to advertise and market licensed trademark brands as specified in the respective agreements. The Company was in compliance with these minimum advertising requirements for the fiscal years ended October 31, 2005, 2004 and 2003.

Settlement Agreement And General Release With California Design Studio, Inc. ("CDS")

In January 2003, the Company entered into a settlement agreement with CDS and the sole shareholder of CDS, settling all remaining obligations between the parties emanating from the Company's purchase of all of the assets of CDS in 1999. This settlement resulted in the Company recording a gain of $526,487 in the statement of operations for the year ended October 31, 2003.

Sale And License Back Of Dakota Smith Trademark And Inventory

In February 2003, the Company sold all of its rights to its Dakota Smith eyewear trademark for $600,000 and the related inventory for $400,000. Concurrently, the Company entered into a three-year exclusive license agreement, with a two-year renewal option, with the purchaser to use the trademark for eyeglass frames sold and distributed in the United States and certain other countries. The license agreement specifies certain guaranteed minimum royalties per annum. The Company also repurchased the Dakota Smith inventory for a non-interest-bearing note in the amount of $400,000 that paid off in fiscal 2004.

Litigation

At October 31, 2005, the Company was not involved in any litigation.

Note 7. SHAREHOLDERS' DEFICIT

General

The Company's Articles of Incorporation authorize 5,000,000 shares of preferred stock, par value $0.001 per share, and 30,000,000 shares of common stock, par value $0.001 per share. The Board of Directors has the authority to issue the authorized and unissued preferred stock in one or more series with such designations, rights, and preferences as may be determined from time to time by the Board of Directors without shareholder approval.

Designation And Issuance Of Series A 2% Convertible Preferred Stock

In April 2003, the Company designated a new series of preferred stock, designated as "Series A 2% Convertible Preferred Stock" (the "Series A Preferred"), authorizing 1,360,000 shares and issuing 1,200,000 shares to Bluebird for $800,000, or $0.6667 per share. The Series A Preferred provides for cumulative dividends at the rate of 2% per annum payable in cash or additional shares of Series A Preferred, and has a liquidation preference equal to $0.67 per share plus accrued and unpaid dividends. The Company has the right to redeem the Series A Preferred, commencing on April 21, 2005 at the liquidation preference plus accrued and unpaid dividends and a premium of $450,000.

The Company must redeem the Series A Preferred upon certain changes of control, as defined in the agreement, to the extent the Company has the funds legally available at the same redemption price. The Series A Preferred is convertible into common stock on a share-for-share basis, subject to adjustments for stock splits, stock dividends, and similar events.

The holders of the Series A Preferred do not have voting rights, except as required by law, provided, however, that at any time two dividend payments are not paid in full, the Board of Directors of the Company will be increased by two and the holders of the Series A Preferred, voting as a single class, will be entitled to elect the additional directors. Bluebird received demand and piggyback registration rights for the shares of common stock into which the Series A Preferred may be converted.

As of October 31, 2005, the Board of Directors had not declared any dividends on the Series A Preferred and dividends in arrears were approximately $40,000. Accordingly, the holders of the Series A Preferred have the right to increase the size of the Board by two and elect the two new directors. The holder of the Series A Preferred have waived that right.

Stock Options and Restricted Stock

At October 31, 2005, the Company had one stock-based employee compensation plan, the 1997 Stock Plan. The 1997 Stock Plan provides for the issuance from time to time of up to 800,000 shares of common

stock to directors, officers, employees and consultants pursuant to awards such as stock options and restricted stock sales. The Board of Directors establishes the terms of the awards, including price, vesting and expiration date. The 1997 Stock Plan terminates in May 2007. As of October 31, 2005, under the plan, 250,000 shares had been issued, 260,600 shares were subject to outstanding options and 289,400 shares were available for future awards.

On February 1, 2004, the Company granted to: (i) Richard M. Torre, Chairman of the Board, an option to purchase 100,000 shares for $0.12 per share; (ii) each of the four non-employee directors (including Richard M. Torre) an option to purchase 25,000 shares for $0.16 per share; and (iii) several executive officers options to purchase a total of 62,500 shares for $0.20 per share which would vest only if the Company generated net earnings for the year ended October 31, 2004. The closing sales price of the common stock on January 30, 2004 (the last trading day before the grant) was $0.11 per share.

On January 10, 2005, the Company modified the options granted to executive officers to provide that they would vest if the Company generated net earnings for the year ended October 31, 2005 and the executive officer was employed by the Company on December 31, 2005.

The following is a summary of stock option activity under the plan for the fiscal years ended October 31, 2005, 2004 and 2003:

	Number Of Shares	Range	Weighted Average Exercise Price
Outstanding, October 31, 2002	367,300	$4-$10	$8.10
Canceled	(149,500)	$4-$10	$8.25
Outstanding, October 31, 2003	217,800	$4-$10	$7.99
Granted	262,500	$0.12-$.20	$0.15
Canceled	(97,300)	$0.20-$10	$8.56
Outstanding, October 31, 2004	383,000	$0.12-$10	$2.48
Exercised	(75,000)	$0.16	$0.16
Canceled	(109,900)	$0.20-$10	$1.54
Granted	62,500	$0.20	$0.20
Outstanding, October 31, 2005	260,600	$0.12-$10	$2.95
Exercisable, October 31, 2005	**260,600**	**$0.12-$10**	**$2.95**

The options shown as granted and cancelled in the year ended October 31, 2005 represent options that were modified during the fiscal year to modify the vesting and termination provisions.

Outstanding options have a term of 10 years and options typically vest one year from their grant date.

The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25 *Accounting For Stock Issued To Employees*, and related interpretations. No stock-based employee compensation plan cost is reflected in net income, as all options granted under this plan had an exercise price not less than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share for the fiscal years ended October 31, 2005 and 2004 if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting For Stock-Based Compensation*, to stock-based employee compensation.

	2005	2004	2003
Net (loss) income for the year - as reported	$1,606,475	$(371,173)	$3,463,155
Compensation expense - net of tax	(4,837)	(17,030)	—
Net (loss) income for the year - pro forma	$1,601,638	$(388,203)	$3,463,155
Basic earnings (loss) per share - as reported	$0.26	$(0.06)	$0.60
Diluted earnings (loss) per share - as reported	$0.25	$(0.06)	$0.60
Basic earnings (loss) per share - pro forma	$0.26	$(0.06)	$0.60
Diluted earnings (loss) per share - pro forma	$0.25	$(0.06)	$0.60

Compensation expense for the options that were issued prior to fiscal 2004 would have no impact on the pro-forma disclosures as all costs associated with the options would have been incurred as of fiscal 2001.

The weighted average fair value of stock options granted during the fiscal years ended October 31, 2005 and 2004 was $0.077 and $0.065, respectively. The Company used the Black-Scholes option pricing model to estimate the value at each grant date, under the following weighted average assumptions:

	2005	2004
Risk free interest rate	3.20%	1.84%
Expected dividend yield	—	—
Expected volatility	170.00%	130.00%
Expected life (in years)	2	2

Warrants

In April 2003, the Company issued warrants to purchase 100,000 shares of the Company's common stock for $0.67 per share to HLIC in connection with the HLIC credit facility (see Note 4).

The following is a summary of warrants outstanding:

	Number Of Shares	Range	Weighted Average Exercise Price
Outstanding, October 31, 2002	50,000	$7.50	$7.50
Issued	100,000	$0.67	$0.67
Outstanding, October 31, 2003	150,000	$.67-$7.50	$2.95
Canceled	(50,000)	$7.50	$7.50
Outstanding, October 31, 2004	100,000	$0.67	$0.67
Change	-0-	-0-	-0-
Outstanding, October 31, 2005	100,000	$0.67	$0.67
Exercisable, October 31, 2005	**100,000**	$0.67	$0.67

Note 8. INCOME (LOSS) PER SHARE

The Company calculates loss per share in accordance with SFAS No. 128, "Earnings Per Share." Basic loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding during the year. Diluted loss per share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

The following potential common shares have been excluded from the computations of diluted (loss) per share for the years ended October 31, 2005, 2004 and 2003 because the effect would have been anti-dilutive:

	2005	2004	2003
Preferred shares	1,200,000	1,200,000	1,200,000
Stock options	103,100	383,000	217,800
Warrants	100,000	100,000	150,000
Total	**1,403,100**	**1,683,000**	**1,567,800**

Note 9. INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of October 31, 2005 and 2004 consisted of the following:

	2005	2004
Allowance for doubtful accounts	$ 61,000	$ 98,000
Capitalization of inventory costs	10,000	259,000
Legal fees accrual	—	36,000
Sales returns reserve	(78,000)	129,000
Depreciation and amortization	2,250,000	2,133,000
Net operating loss carry-forward	5,286,000	5,933,000
Other	99,000	52,000
Valuation allowance	(6,986,000)	(8,294,000)
Total tax-deferred assets	$ 642,000	$ 346,000
Deferred tax liability - State taxes	(336,000)	(346,000)
Net Deferred Taxes Asset	**$ 306,000**	$ —

The following table presents the current and deferred income tax provision for (benefit from) federal and state income taxes for the fiscal years ended October 31, 2005, 2004 and 2003.

	2005	2004	2003
Current			
Federal	$ .04	$ —	$ —
State	11,000	10,608	10,492
	$ 11,204	$ $10,608	$ 10,492
Deferred			
Federal, current	$ (127,500)	—	—
Federal, non-current	(178,500)	—	—
	$ (306,000)	—	—
Total Provision (Benefit) for Income Tax	**$ (294,796)**	**$ 10,608**	**$ 10,492**

A reconciliation of the provision for (benefit from) income taxes and the amount computed by applying the federal statutory rate to loss before benefit for income taxes for the years ended October 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Computed income tax benefit at federal statutory rate	$ 444,904	$ (122,591)	$ 1,182,754
Increase (decrease) resulting from			
State income taxes	83,540	41,928	308,920
Permanent items	1,123	1,320	—
Change in valuation allowance	(518,755)	89,951	(1,385,915)
Other, net	—	—	(95,267)
Total	**$ 10,812**	**$ 10,608**	**$ 10,492**

As of October 31, 2005, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $14,911,000 and $5,438,000, respectively. As of October 31, 2004, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $15,371,000 and $5,873,000, respectively.

The company has substantial net operating loss carry-forwards and hence some benefit for income taxes have been provided for. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not a substantial portion of deferred tax assets will not be realized.

Realization of this deferred tax assets is dependent on the Company's ability to generate future taxable income. Management believes that it is more likely than not that forecasted taxable income will be sufficient to utilize some of the tax carry-forwards before their expiration. However, there can be no assurance that the Company will meet its expectation of future income. As a result, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced. Such occurrence could materially adversely affect the Company's results of operations and financial condition.

As of October 31, 2005 and 2004, the Company had available Alternative Minimum Tax credit carry-forwards for tax purposes of approximately $114,000 that may be used indefinitely to reduce regular federal income tax until exhausted

Note 10. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan covering substantially all employees. Eligible employees may elect to contribute up to 15% of their annual compensation, as defined, and may elect to separately contribute up to 100% of their annual bonus, if any, to the plan. The Company may also elect to make discretionary contributions. In January 2006, for the plan's year ended December 31, 2005, the Company provided matching contributions of $40,000. For the year ended October 31, 2004, the Company provided matching contributions of $20,000. For the year ended October 31, 2003, the Company provided matching contributions of $25,112.

Note 11. FOREIGN OPERATIONS

The Company operates a branch in Belgium. The following is a summary of the Company's foreign operations:

	2005	2004
Balance Sheet		
Identifiable assets	$769,288	$1,087,154

	2005	2004	2003
Statement of Operations			
Net sales	$1,503,438	$1,737,621	$1,985,772
Net income	$87,194	$43,666	$187,479

In addition, the Company exported directly from the United States to foreign countries. During the fiscal years ended October 31, 2005, 2004 and 2003, such net sales amounted to $1,521,935, $1,471,957 and $1,643,788, respectively.

Note 12. QUARTERLY INFORMATION (UNAUDITED)

The following tables represent the Company's quarterly data for the fiscal years ended October 31, 2005, 2004 and 2003

	2005				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$5,844,918	$6,946,265	$6,277,520	$5,981,130	$25,049,833
Gross profit	$3,774,798	$4,604,941	$4,037,209	$3,953,179	$16,370,127
Net income available to common shareholders	$140,912	$336,369	$846,090	$283,104	$1,606,475
Basic earnings (loss)per share	$0.02	$0.05	$0.13	$0.06	$0.26
Diluted earnings (loss) per share	$0.02	$0.05	$0.13	$0.05	$0.25

	2004				
	First Quarter Restated	Second Quarter Restated	Third Quarter Restated	Fourth Quarter	Total
Net sales	$5,996,168	$6,096,578	$6,148,486	$5,367,504	$23,608,736
Gross profit	$3,653,761	$3,881,096	$3,956,557	$3,355,562	$14,846,976
Net income (loss) available to common shareholders	$(254,545)	$(185,985)	$132,734	$(63,377)	$ (371,173)
Earnings (loss) per share	$(0.04)	$ (0.03)	$0.02	$ (0.01)	$(0.06)

	2003 - Restated				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales (restated – See Note 2)	$7,446,147	$5,949,270	$6,471,621	$5,273,322	$25,140,360
Gross profit	$4,535,645	$4,113,137	$4,170,896	$3,821,914	$6,641,592
Net income (loss) available to common shareholders	$(213,363)	$4,418,598	$(394,083)	$(355,997)	$3,455,155
Earnings (loss) per share	$(0.04)	$0.79	$(0.07)	$(0.06)	$0.60

The Company restated net sales in the fiscal year ended October 31, 2003 to include freight revenue (see Note 2). The impact of this adjustment was to increase net sales $720,346 for the fiscal year ended October 31, 2003. The adjustment had no affect on net income.

Item 9 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Inapplicable.

Item 9A — Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) that are designed to assure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide reasonable assurance only of achieving the desired control objectives, and management necessarily is required to apply its judgment in weighing the costs and benefits of possible new or different controls and procedures. Limitations are inherent in all control systems, so no evaluation of controls can provide absolute assurance that all control issues and any fraud within the company have been detected.

As required by Exchange Act Rule 13a-15(b), as of the end of the period covered by this report, management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer (the same person has both titles), evaluated the effectiveness of the Company's disclosure controls and procedures. Based on this evaluation, management concluded that the Company's disclosure controls and procedures were effective as of that date.

There was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B — Other Information

Inapplicable.

PART III

Item 10 — Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The information under the captions "Election of Directors – Information About the Nominees, and - Board Committees - Audit Committee" and "Other Information - Executive Officers, - Compliance with Section 16(a) Beneficial Ownership Reporting and - Code of Ethics" in our definitive proxy statement for the 2006 Annual Meeting of Shareholders (the "Proxy Statement") is incorporated herein by reference.

Item 11 — Executive Compensation

The information under the caption "Other Information - Compensation of Executive Officers" in the Proxy Statement is incorporated herein by reference.

Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the captions "Other Information - Security Ownership of Principal Shareholders, Directors and Executive Officers" in the Proxy Statement is incorporated herein by reference.

Item 13 — Certain Relationships and Related Transactions

The information under the caption "Other Information – Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14 — Principal Accounting Fees and Services

The information under the caption "Independent Public Accountants" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15 — Exhibits, Financial Statement Schedules

(a) Documents Filed as Part of Report:

1. Financial Statements:

   Independent Auditor's Report

   Consolidated Balance Sheets at October 31, 2004 and 2005

   Consolidated Statements of Operations for the years ended October 31, 2003, 2004 and 2005

Consolidated Statements of Changes in Stockholders' Equity for the years ended October 31, 2003, 2004 and 2005

Consolidated Statements of Cash Flows for the years ended October 31, 2003, 2004 and 2005

2. Financial Statement Schedules:

Schedule II--Valuation and Qualifying Accounts

3. Exhibits:

See attached Exhibit List

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURE EYEWEAR, INC.

By: */s/ MICHAEL PRINCE*
Michael Prince
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael Prince Michael Prince	Chief Executive Officer, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	February 7, 2006
/s/ Edward Meltzer Edward Meltzer	Director	February 7, 2006
/s/ Drew Miller Drew Miller	Director	February 7, 2006
/s/ Ted Pasternack Ted Pasternack	Director	February 7, 2006
/s/ Richard M. Torre Richard M. Torre	Chairman of the Board	February 7, 2006

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Restated Articles of Incorporation of Signature Eyewear, Inc. ("Signature"). Incorporated by reference to Exhibit 3.1 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended. Certificate of Determination of Series A 2% Convertible Preferred Stock of Signature Eyewear, Inc., filed April 21, 2003 with the California Secretary of State.(1)
3.2	Amended and Restated Bylaws of Signature. Incorporated by reference to Exhibit 3.2 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended.
4.1	Specimen Stock Certificate for Common Stock. Incorporated by reference to Exhibit 4.1 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended.
4.2	Specimen Stock Certificate for Series A 2% Convertible Preferred Stock. (1)
10.1	Signature's 1997 Stock Plan. Incorporated by reference to Exhibit 10.1 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended.
10.2	Form of Signature's Stock Option Agreement (Non-Statutory Stock Option). Incorporated by reference to Exhibit 10.2 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended.
10.3	Form of Indemnification Agreement for Directors and Officers. Incorporated by reference to Exhibit 10.3 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended.
10.4	Tax Indemnification Agreement among Signature and the Existing Shareholders. Incorporated by reference to Exhibit 10.4 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended.
10.5	License Agreement, dated May 28, 1991, between Laura Ashley Manufacturing B.V. and Signature, as amended August 2, 1993, May 31, 1994, January 30, 1995, August 21, 1995, October 4, 2000. Further Amending Agreement dated December 18, 2002. Letter Amendment dated as of April 14, 2003. Incorporated by reference to Exhibit 10.5 of Signature's Annual Report on Form 10-K for the year ended October 31, 2002. [Portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a grant of Confidential Treatment.]
10.6	Lease Agreement, dated March 7, 2005, between Signature and Roxbury Property Management. Incorporated by reference to Exhibit 10.1 to Signature's Quarter Report on Form 10-Q for the quarter ended April 30, 2005.
10.8	Employment Agreement dated April 23, 2003 between Signature and Michael Prince. Incorporated by reference to Exhibit 10.8 of Signature's Annual Report on Form 10-K for the year ended October 31, 2002. Amendment No. 1 to Employment Agreement.
10.9	License Agreement, dated June 24, 1997, between Eddie Bauer, Inc. and Signature; First Addendum to License Agreement dated March 26, 1999; Second Addendum to License

	Agreement dated July 30, 2002; and Acknowledge of Assignment dated as of January 1, 2003. Incorporated by reference to Exhibit 10.15 to Signature's Form S-1 (SEC Registration No. 333-30017), Exhibit 10.2 to Signature's Quarterly Report on Form 10-Q for the quarter ended April 30, 1999 and Exhibit 10.11 of Signature's Annual Report on Form 10-K for the year ended October 31, 2002 [Portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a grant of Confidential Treatment]
10.10	Agreement dated April 21, 2003: US $4,150,000 Credit Facility for Signature provided by Bluebird Finance Limited; Security Agreement dated April 21, 2003 between Signature as Debtor and Bluebird Finance Limited as Secured Party.(1)
10.11	Stock Purchase Agreement dated April 21, 2003 between Bluebird Finance Limited and Signature.(1)
10.12	Loan and Security Agreement, dated April 21, 2003, between Signature and Home Loan and Investment Company; Revolving Credit Promissory Note, dated April 21, 2003, in the principal amount of $500,000; Promissory Note, dated April 21, 2003, in the principal amount of $3,000,000.(1)
10.13	Subordination Agreement, dated April 21, 2003, among Bluebird Finance Limited, Signature and Home Loan and Investment Company. (1)
10.14	100,000 Warrants, dated April 21, 2003, issued to Home Loan and Investment Company. (1)
10.15	Consulting Agreement dated as of April 1, 2003 between Signature and Dartmouth Commerce of Manhattan, Inc. Incorporated by reference to Exhibit 10.19 to Signature's Annual Report on Form 10-K for the year ended October 31, 2002.
10.16	License Agreement made effective as of April 1, 1993 between Signature and Kobra International, Ltd. T/A Nicole Miller; consent to Assignment and Waiver dated June 4, 1999; and Letter Amendment dated December 18, 2002. Incorporated by reference to Exhibit 10.16 of Signature's Annual Report on Form 10-K for the year ended October 31, 2004 [Portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a grant of Confidential Treatment.] Trademark License Agreement dated October 12, 2005 between Signature and Kobra International, Ltd. T/A Nicole Miller. [Portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to request for Confidential Treatment.]
10.17	Promissory Note dated March __, 2003 made by Signature in favor of Wells Fargo Equipment Finance, Inc. and US Bancorp Oliver-Allen Technology Leasing in the principal amount of $750,000 and SecurityAgreement dated March 26, 2003. Incorporated by reference to Exhibit 10.17 of Signature's Annual Report on Form 10-K for the year ended October 31, 2004.
10.18	Commercial Promissory Note dated October 31, 2005 in the amount of $655,693 and related Commercial Security Agreement with Home Loan Investment Company.
10.19	License Agreement dated September 23, 1999 between Signature and bebe stores, inc.; Amendment dated September 23, 1999; Amendment Two dated June 4, 2002; Amendment Three dated July 3, 2003; and Amendment Four dated April 5, 2005. [Portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to request for Confidential Treatment]
23.1	Consent of Grobstein, Horwath & Company, LLP

23.2	Consent of Singer Lewak Greenbaum & Goldstein LLP
31.1	Certification Pursuant to SEC Rule 13a-14(a)/15d-14(a)
32.1	Certification Pursuant to 18 U.S.C. §. 1350
99.1	Schedule II--Valuation and Qualifying Accounts.

---

(1) Incorporated by reference from Form 8-K dated April 28, 2003.

Corporate Information

DIRECTORS

Richard M. Torre
Chairman of the Board
Signature Eyewear, Inc.

Michael Prince
Director and Chief Executive Officer
Signature Eyewear, Inc.

Ted Pasternack
Director
Signature Eyewear, Inc.

Ed Meltzer
Director
Signature Eyewear, Inc.

Drew Miller
Director
Signature Eyewear, Inc.

EXECUTIVE OFFICERS

Michael Prince
Chief Executive Officer, President and
Chief Financial Officer
Signature Eyewear, Inc.

Kevin Seifert
Senior Vice President
Signature Eyewear, Inc.

Jill Gardner
Senior Vice President
Signature Eyewear, Inc.

Raul Khantzis
Senior Vice President
Signature Eyewear, Inc.

Shareholder Information

CORPORATE HEADQUARTERS

Signature Eyewear, Inc.
498 North Oak Street
Inglewood, CA 90302
Tel: (310) 330-2700
Fax: (310) 330-2765
www.sigeye.com

TRANSFER AGENT

American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038

CORPORATE COUNSEL

Troy & Gould PC
1801 Century Park Est., 16th Floor
Los Angeles, CA 90067

INDEPENDENT AUDITORS

Grobstein, Horwath & Company LLP
15233 Ventura Blvd., 9th Floor
Sherman Oaks, CA 91403

FORM 10-K

A free copy of our Annual Report, Form 10-K, for the year ended October 31, 2005 will be provided to shareholders upon request directed to Signature Eyewear, Inc., c/o Investor Relations, 498 N. Oak Street, Inglewood, CA 90302 or by email request to: mmagat@sigeye.com

ANNUAL MEETING

Wednesday, the 31st of May, 2006 at Signature Eyewear's Corporate Headquarters.


HEINZ
57

The collaboration between Burton Morris and Dakota Smith resulted in a fun, colorful eyewear collection with graphic cases featuring Burton's iconic art.

BurtonMorris
for Dakota Smith

bebe
eyes

HUMMER®
EYEGEAR

Nicole Miller
new york

Hart Schaffner Marx

DAKOTA SMITH®

Eyewear
LAURA ASHLEY

Eddie Bauer
EST. 1920